

Agree Realty Corporation

2002 ANNUAL REPORT AND FORM 10-K

Agree Realty Corporation
Company Portfolio

Community Shopping Centers

Capital Plaza – Kentucky
Charlevoix Commons – Michigan

Chippewa Commons – Wisconsin
Iron Mountain Plaza – Michigan

Ironwood Commons – Michigan
Marshall Plaza – Michigan
Mt. Pleasant Center – Michigan

North Lakeland Plaza – Florida
Petoskey Town Center – Michigan

Plymouth Commons – Wisconsin
Rapids Associates – Michigan

Shawano Plaza – Wisconsin
West Frankfort Plaza – Illinois
Winter Garden Plaza – Florida

Single Tenant Properties

Ann Arbor, Michigan (2)
Aventura, Florida
Boynton Beach, Florida (2)

Chesterfield Township, Michigan
Columbia, Maryland
Columbus, Ohio

Flint, Michigan (3)
Germantown, Maryland
Grand Blanc, Michigan

Grayling, Michigan
Indianapolis, Indiana
Lawrence, Kansas

Monroeville, Pennsylvania
New Baltimore, Michigan

Norman, Oklahoma
Oklahoma City, Oklahoma
Omaha, Nebraska (2)

Oscoda, Michigan
Perrysburg, Ohio
Petoskey, Michigan

Pontiac, Michigan
Rochester, Michigan
Roseville, Michigan

Santa Barbara, California
Tulsa, Oklahoma (2)
Waterford, Michigan

Wichita, Kansas
Ypsilanti, Michigan

Agree Realty Corporation
Financial Highlights

All information is presented in thousands, except per share data and number of properties

	2002	2001	2000	1999	1998
Operations					
Revenues	**$ 25,824**	$ 24,679	$ 23,730	$ 21,931	$ 19,674
Income from operations	**$ 15,623**	$ 15,103	$ 14,709	$ 13,559	$ 12,381
Funds from operations	**$ 14,010**	$ 12,892	$ 12,021	$ 11,899	$ 10,899
Funds from operations per share	**$ 2.74**	$ 2.53	$ 2.37	$ 2.36	$ 2.18
Dividends per share	**$ 1.84**	$ 1.84	$ 1.84	$ 1.84	$ 1.84
Balance Sheet					
Real estate assets, at cost	**$210,986**	$196,486	$191,048	$179,858	$166,921
Total assets	**$178,162**	$167,511	$166,052	$158,196	$149,648
Total debt and other liabilities	**$119,752**	$110,181	$108,917	$100,303	$ 90,174
Number of properties	**48**	47	45	42	39
Gross leasable area	**3,699**	3,556	3,526	3,411	3,411

Basic rents for each retail property type

	Amount	Percent
National	$21,564	87%
Regional	2,024	8%
Local	1,102	5%
	$24,690	100%



AGREE REALTY CORPORATION

Dear Stockholder,

I am pleased to report that the year 2002 continued the Company's successful strategy to create value for our shareholders through re-tenanting of existing properties as well as developing new projects with long term growth potential.

The year 2002 was a very successful year for the Company. Funds from operations for the year ending December 31, 2002 increased 8.7% to $14,010,000, as compared to $12,892,000, for the year ending December 31, 2001. Diluted funds from operations per share increased 8.3% to $2.74 per share compared with $2.53 per share for the year ended December 31, 2001. Total revenues increased 5% to $25,824,000 compared to $24,629,000 for the comparable period last year.

Regular cash dividends of $1.84 per share were paid to shareholders during 2002. The dividend represented an improvement in our payout ratio from 71% of the Company's funds from operations to 67% for 2002.

These key financial indicators have increased each year since Agree went public in 1994. This improvement is the result of the management of our core operations and the Company's development strategy.

During 2002 the Company:

- Increased its investment in real estate to $211,000,000; forty-eight (48) sites located in thirteen (13) states.
- Developed a property in Flint, Michigan for Walgreen Co.; the leading drug store chain in the industry at a cost of approximately $3.5 million.
- Leased a parcel of land in Roseville, Michigan to Sam's Club, a division of Wal-Mart. Sam's Club cleared the site of existing buildings and constructed a new 135,000 square foot facility.
- Acquired the interest of its joint venture partner in three (3) Joint Venture Properties that are leased to Borders Group, Inc. a leading global retailer of books, music, and movies and now owns 100% of the properties. The cost of this acquisition was approximately $8.9 million.

As of December 31, 2002 our portfolio was almost 99% leased with approximately 95% of the Company's base rental income attributable to national or regional retailers under long-term leases. This has permitted the Company to realize consistent and predictable cash flows as well as pay a consistently high dividend. Our management team continues to search for development opportunities that will increase earnings and have a positive effect on shareholder value.

I would like to thank the Board of Directors, our dedicated management team, and our shareholders for their continued support and dedication to the success of Agree Realty Corporation.

Sincerely,

Richard Agree
President and
Chairman of the Board

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

 **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

OR

 **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 1-12928

AGREE REALTY CORPORATION

(Exact name of Registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	**38-3148187** (I.R.S. Employer Identification No.)
31850 Northwestern Highway **Farmington Hills, Michigan 48334** (Address of principal executive offices)	**(248) 737-4190** (Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.0001 par value	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:

None
(Title of Class)

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ___

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ✓ No ___

The aggregate market value of the Registrant's shares of common stock held by non-affiliates was approximately $85,363,795 as of June 28, 2002, based on the closing price of $19.20 on the NYSE on that date.

As of March 14, 2003, the number of shares of common stock of the Registrant outstanding was 4,479,345.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Incorporated into Form 10-K
Portions of the Registrant's Proxy Statement for its Annual Meeting of Shareholders to be held on May 5, 2003	Part III Items 10-13

TABLE OF CONTENTS

Part I

PART 1

FORWARD LOOKING STATEMENTS

This Form 10-K, together with other statements and information publicly disseminated by the Company, contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements. Risks and other factors that might cause such a difference include, but are not limited to, the effect of economic and market conditions; risks that the Company's acquisition and development projects will fail to perform as expected; financing risks, such as the inability to obtain debt or equity financing on favorable terms; the level and volatility of interest rates; loss or bankruptcy of one or more of the Company's major retail tenants; and failure of the Company's properties to generate additional income to offset increases in operating expenses, as well as other risks listed herein under "Item 1. Business" and from time to time in the Company's reports filed with the Securities and Exchange Commission or otherwise publicly disseminated by the Company.

References herein to the "Company" include Agree Realty Corporation, together with its wholly-owned subsidiaries and its majority owned partnership, Agree Limited Partnership (the "Operating Partnership"), unless the context otherwise requires.

Item 1. BUSINESS

General

The Company is a self-administered, self-managed real estate investment trust (a"REIT") which develops, acquires, owns and operates properties which are primarily leased to national and regional retail companies under net leases in which the Company may be responsible for certain costs. As of December 31, 2002, the Company owned, either directly or through interests in joint ventures, a portfolio of 48 properties (the "Properties") located in 13 states and containing an aggregate of approximately 3.7 million square feet of gross leasable area. The Properties consist of 14 neighborhood and community shopping centers (the "Community Shopping Centers", 33 free-standing properties and 1 land lease property. The Company independently owns 29 of the free-standing properties and owns the other four through joint ventures (the "Joint Venture Properties"). As of December 31, 2002, approximately 99% of gross leasable area in the portfolio was leased, and approximately 95% of the Company's base rental income was attributable to national and regional retailers. Among such retailers are Borders, Inc. ("Borders") Kmart Corporation ("Kmart") and Walgreen Co. ("Walgreen") which, as of December 31, 2002, collectively represented approximately 65% of the Company's base rental income. See "Major Tenants." The Company developed all 14 of the shopping centers and 29 of the 33 free-standing properties.

During 2002 the Company completed the development of one (1) free-standing Property which added 14,490 square feet of gross leasable area to the Company's operating portfolio and cost approximately $3.5 million. The Property is leased to Walgreen Co.

During 2002 the Company also leased a parcel of land to Sam's Club, a division of Wal-Mart, Inc ("Sam's Club"). Sam's Club at its expense razed the site of existing buildings and is constructing a 135,000 square foot building.

In November 2002, the Company acquired the interest of its joint venture partner in three (3) Joint Venture Properties and now owns 100% of the properties. The properties are located in Oklahoma City, Oklahoma, Omaha, Nebraska and Indianapolis, Indiana. The cost to acquire the Oklahoma City and Omaha interests was $7,628,622 and was funded using the Company's credit facility. The Indianapolis interest was funded with a fixed rate mortgage in the amount of $1,301,866.

In February 2003 the Company acquired the interest of its joint venture partner in an additional Joint Venture Property and now owns 100% of the property. The property is located in Ann Arbor, Michigan. contains 458,729 square feet of gross leasable area and is leased to Borders Group, Inc. for their headquarters. The cost to acquire the interest in this property was approximately $7,700,000 and was financed with a fixed rate mortgage at a rate of 6.50%.

The Company was formed in December 1993 to continue and expand the retail property business founded in 1971 by its current Chairman of the Board of Directors and President, Richard Agree. Since 1971, the Company and its predecessors have specialized in building properties to suit for national and regional retailers who have signed long-term net leases prior to commencement of construction. The Company believes that this strategy provides it with a generally consistent source of income from primarily national and regional retail tenants in its existing properties and also provides opportunities for development of additional properties at attractive returns on investment, without the lease-up risks inherent in speculative development.

The Company's headquarters are located at 31850 Northwestern Highway, Farmington Hills, MI 48334 and its telephone number is (248) 737-4190. The address of the Company's web site is www.agreerealty.com. The Company's SEC filings can be accessed through this site.

Description of Business

Objectives

The Company's primary objectives are (1) to realize consistent cash flows through the ownership of high quality properties leased primarily to national and regional retailers and (2) to maximize stockholder returns through the development or acquisition of additional properties. The Company intends to achieve these objectives by implementing the growth, operating and financial strategies outlined below.

- Developing or acquiring each property with the objective of holding it for long-term investment value.

- Developing or acquiring properties in what the Company considers to be attractive long-term locations. These locations typically have (1) convenient access to transportation arteries with traffic count that is higher than average for the local market; (2) concentrations of other retail properties; and (3) demographic characteristics which are attractive to the retail tenant which will lease the property.

- Generally, purchasing land and beginning development of a property only upon the execution of a lease with a national or regional retailer on terms that provide a return on estimated cost which is attractive relative to the Company's cost of capital.

- Directing all aspects of development, including construction, design, leasing and management. Property management and the majority of the leasing activities are handled directly by Company personnel. The Company believes that this approach to development and management enhances the ability of the Company to develop and maintain assets of high construction quality which are designed, leased and maintained to maximize long-term value and enables it to operate efficiently.

The Company believes that the relationships established by its principals with national and regional retailers as well as the financing relationships its principals have developed with lenders provide it with "first look" opportunities not generally available to its competitors, thereby providing the Company with an advantage in achieving its objectives.

Major Tenants

As of December 31, 2002, approximately 65% of the Company's gross leasable area, including the Joint Venture Properties, was leased to Borders, Kmart and Walgreen and approximately 65% of total annualized base rents was attributable to these tenants. At December 31, 2002, Borders occupied approximately 27% of the Company's gross leasable area, including the Joint Venture Properties, and accounted for approximately 28% of the annualized base rent. At December 31, 2002, Kmart occupied approximately 36% of the Company's gross leasable area, including the Joint Venture Properties, and accounted for approximately 20% of the annualized base rent. At December 31, 2002, Walgreen occupied approximately 5% of the company's gross leasable area, including the Joint Venture Properties, and accounted for approximately 17% of the annualized base rent. No other tenant accounted for more than 10% of gross leasable area or annualized base rent in 2002. The loss of any of these anchor tenants or the inability of any of them to pay rent would have an adverse effect on the Company's business.

On January 22, 2002, Kmart Corporation and 37 of its U.S. subsidiaries filed voluntary petitions for reorganization under chapter 11 of the U.S. Bankruptcy Code. In its filings in the U.S. Bankruptcy Court for the Northern District of Illinois, Kmart indicated that it will reorganize on a fast-track basis and has targeted emergence from chapter 11 in 2003. Kmart has outlined certain strategic, operational and financial initiatives that it intends to continue or implement during the reorganization process. One of its initiatives was to evaluate the performance of every store and terms of every lease in its portfolio, with the objective of closing unprofitable or underperforming stores.

The Company has entered into sixteen (16) leases with Kmart Corporation. Thirteen (13) of the Kmart stores are anchors in the Company's Community Shopping Centers and three (3) Kmart stores are free-standing properties. The Kmart stores are located in five states as follows: Michigan (9), Wisconsin (3), Florida (2), Ohio (1) and

Kentucky (1). All sixteen (16) of the Kmart stores were open and operating as Kmart discount stores as of December 31, 2002.

On March 8, 2002, Kmart announced that it intended to close 284 under-performing stores as part of its initial Chapter 11 financial objectives review. None of the Company's Kmart stores were included in this initial list of stores to be closed. On January 24, 2003, Kmart announced that it intends to close an additional 317 stores and emerge from bankruptcy by April 30, 2003. One (1) of the Company's Kmart stores (a Community Shopping Center store) was included in this list of stores to be closed. The store is located in Lakeland, Florida. It is anticipated that Kmart will vacate the premises during the first quarter 2003. Annual rental from this Kmart of approximately $480,000 and Kmart's contribution for real estate taxes, insurance and common area maintenance of approximately $110,000 will cease on the actual date Kmart vacates the premises. Management believes it may take between six to twelve months to release the Kmart store. Certain tenants in the Lakeland, Florida shopping center have co-tenancy clauses which if the Kmart store closes provide either for their rental payments to be based on gross sales or an option to terminate their lease should a replacement tenant not be obtained. Tenants in other Community Shopping Centers in which Kmart is the anchor tenant, have similar co-tenancy provisions in their leases. In addition the Company has agreed to rent reductions totaling $300,000 per year on two other Kmart leases. The rent reductions are for a five (5) year period. The stores receiving the rent concessions are located in Perrysburg, Ohio and Winter Garden, Florida. There can be no assurance that Kmart will not announce additional store closings in the future which may include some of the Company's stores prior to their emergence from bankruptcy.

Financing Strategy

As of December 31, 2002, the Company's ratio of indebtedness to market capitalization was approximately 57%. The Company intends to maintain a ratio of total debt (including construction and acquisition financing) to market capitalization of 65% or less. The Company plans to begin construction of additional pre-leased developments and may acquire additional properties, all of which will initially be financed by its Credit Facility and Line of Credit (each as hereinafter defined). Management intends to periodically refinance short-term construction and acquisition financing with long-term debt and / or equity in order to reduce its ratio of total debt to market capitalization. Nevertheless, the Company may operate with debt levels or ratios that are in excess of 50% for extended periods of time prior to the completion of this long-term financing process.

The Company may from time to time re-evaluate its borrowing policies in light of then current economic conditions, relative costs of debt and equity capital, market value of properties, growth and acquisition opportunities and other factors. There is no contractual limit on the Company's ratio of debt to total market capitalization and, accordingly, the Company may modify its borrowing policy and may increase or decrease its ratio of debt to market capitalization without stockholder approval.

Tax Status

The Company has operated and intends to operate in a manner to qualify as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to maintain qualification as a REIT, the Company must, among other things, distribute at least 90% of its real estate investment trust income and meet certain other asset and income tests. Additionally, the Company's charter limits ownership of the Company, directly or constructively, by any single person to 9.8% of the total number of outstanding shares, subject to certain exceptions. As a REIT, the Company is not subject to federal income tax with respect to that portion of its income that meets certain criteria and is distributed annually to the stockholders.

Competition

The Company faces competition in seeking properties for acquisition and tenants who will lease space in these properties from insurance companies, credit companies, pension funds, private individuals, investment companies and other REITs, many of which have greater financial and other resources than the Company. There can be no assurance that the Company will be able to successfully compete with such entities in its development, acquisition and leasing activities in the future.

Potential Environmental Risks

Investments in real property create a potential for environmental liability on the part of the owner or operator of such real property. If hazardous substances are discovered on or emanating from a property, the owner or operator of the property (including the Company) may be held strictly liable for all costs and liabilities relating to such hazardous substances. The Company has had a Phase I environmental study (which involves inspection without soil sampling or ground water analysis) conducted on each Property by independent environmental consultants. Furthermore, the Company has adopted a policy of conducting a Phase I environmental study on each property it acquires and if necessary conducting additional investigation as warranted.

The Company conducted a Phase I environmental study on the Property it developed in 2002. The results of these Phase I studies required the Company to perform a Limited Phase II environmental site assessment (which involves soil sampling or ground water analysis). The results of the Phase II environmental study conducted on the Property indicated that no further action was required by the Company. In addition, the Company has no knowledge of any hazardous substances existing on any of its Properties in violation of any applicable laws; however, no assurance can be given that such substances are not located on any of the Properties. The Company carries no insurance coverage for the types of environmental risks described above.

The Company believes that it is in compliance, in all material respects, with all federal, state and local ordinances and regulations regarding hazardous or toxic substances. The Company has not been notified by any governmental authority of any noncompliance, liability or other claim in connection with any of the Properties.

Employees

As of March 15, 2003, the Company employed eight persons. Employee responsibilities include accounting, construction, leasing, property coordination and administrative functions for the Properties. The Company's employees are not covered by a collective bargaining agreement, and the Company considers its employee relations to be satisfactory.

Financial Information About Industry Segments

The Company is in the business of development, acquisition and management of shopping centers and free-standing properties. The Company considers its activities to consist of a single industry segment. See the Consolidated Financial Statements and Notes thereto included in Item 8 of this Annual Report on Form 10-K for certain information required in Item 1.

Item 2. **PROPERTIES**

The Properties consist of 14 Community Shopping Centers, 33 free-standing properties and 1 land lease property. As of December 31, 2002, approximately 99% of the Gross Leasable Area ("GLA") in the portfolio was leased, and approximately 95% of the Company's base rental income was attributable to, national and regional retailers. Among such retailers are Borders, Kmart and Walgreen which, at December 31, 2002, collectively represented approximately 65% of current base rental income.

A substantial portion of the Company's income consists of rent received under net leases. Most of the leases provide for the payment of fixed base rentals monthly in advance and for the payment by tenants of a pro rata share of the real estate taxes, insurance, utilities and common area maintenance of the shopping center as well as payment to the Company of a percentage of such tenant's sales. The Company received percentage rents of $247,994 and $413,058 for 2002 and 2001, respectively such amounts represented 1.0% and 1.7% respectively of the Company's total revenue. Included in those amounts were percentage rents from Kmart of $162,419 and $235,894 for 2002 and 2001, respectively. Leases with Borders do not contain percentage rent provisions. Leases with Walgreen do contain percentage rent provisions; however no percentage rent was received from Walgreen. A majority of the leases require the Company to make roof and structural repairs, as needed. The Company's management places a strong emphasis on sound construction and maintenance on its properties.

Location of Properties in the Portfolio

State	Number of Properties	Total Gross Leasable Area (Sq. feet)	Percent of GLA Leased on December 31, 2002
California	1	38,015	100%
Florida	5 (1)	492,305	99
Indiana	1	15,844	100
Illinois	1	20,000	100
Kansas	2	45,000	100
Kentucky	1	135,009	100
Maryland	2	53,000	100
Michigan	23 (1)	2,076,866	99
Nebraska	2	55,000	100
Ohio	2	108,543	100

Location of Properties in the Portfolio
(continued)

State	Number of Properties	Total Gross Leasable Area (Sq. feet)	Percent of GLA Leased on December 31, 2002
Oklahoma	4 (1)	99,282	100
Pennsylvania	1	37,004	100
Wisconsin	3	523,036	98
Total/Average	48	3,698,904	99%

(1) Includes Joint Venture Properties in which the Company owns interests ranging from 8% to 15%

Annualized Base Rent of the Company's Properties

The following is a breakdown of base rents in place at December 31, 2002 for each type of retail tenant:

Type of Tenant	Annualized Base Rent (1)	Percent of Annualized Base Rent
National (2)	$21,564,309	87%
Regional (3)	2,023,417	8
Local	1,102,249	5
Total	$24,689,975	100%

(1) Includes the Company's share of annualized base rent for each of the Joint Venture Properties.

(2) Includes the following national tenants: Kmart, Borders, Walgreen, Wal-Mart, Fashion Bug, Winn Dixie, Rite Aid, JC Penney, Avco Financial, GNC Group, Radio Shack, Sam Goody, Super Value, Maurices, Payless Shoes, Kash N Karry, Blockbuster Video, Family Dollar, H&R Block, Sally Beauty, Jo Ann Fabrics, Staples, Best Buy, Dollar Tree, TGI Friday's, Circuit City and Pier 1 Imports.

(3) Includes the following regional tenants: Roundy's Foods, Dunham's Sports, Christopher Banks, Beal's Outlet Stores and Hollywood Video.

Community Shopping Centers

Fourteen (14) of the Company's properties are Community Shopping Centers ranging in size from 20,000 to 241,458 square feet of gross leasable area. The centers are located in 5 states as follows: Florida (2), Illinois (1), Kentucky (1), Michigan (7) and Wisconsin (3). The location, general character and primary occupancy information with respect to the Community Shopping Centers at December 31, 2002 are set forth below: The option to extend the lease beyond its initial term is only at the option of the tenant.

Summary of Community Shopping Centers at December 31, 2002

Property Location	Year Completed/ Expanded	(4) Land Area (acres)	Gross Leasable Area (Sq. Ft.)	(1) Annualized Base Rent	(2) Average Base Rent per Sq. Ft.	(3) Percent Leased at Dec 31, 2002	Percent Occupied at Dec 31, 2002	Anchor Tenants (Lease expiration/ Option period expiration)
Capital Plaza Frankfort, KY	1978/ 1991	11.58	135,009	$ 359,568	$ 2.66	100%	75%	Kmart (2003/2053) Winn Dixie (2010/2035) Fashion Bug (2005/2025)
Charleviox Commons Charlevoix, MI	1991	14.79	137,375	658,495	4.97	96%	70%	Kmart (2015/2065) Roundy's (2011/2031)
Chippewa Commons Chippewa Falls, WI	1991	16.37	168,311	857,183	5.44	94%	94%	Kmart (2014/2064) Roundy's (2011/2031) Fashion Bug (2006/2021)
Iron Mountain Plaza Iron Mountain, MI	1991	21.20	176,352	854,493	4.98	97%	97%	Kmart (2015/2065) Roundy's (2011/2031) Fashion Bug (2007/2022)
Ironwood Commons Ironwood, MI	1991	23.92	185,535	923,994	4.98	100%	88%	Kmart (2015/2065) Super Value (2011/2036) J.C. Penney Co. (2006/2026) Fashion Bug (2004/2022)
Marshall Plaza Marshall, MI	1990	10.74	119;279	653,331	5.48	100%	100%	Kmart (2015/2065)

Summary of Community Shopping Centers at December 31, 2002 (continued)

Property Location	Year Completed/ Expanded	(4) Land Area (acres)	Gross Leasable Area (Sq. Ft.)	(1) Annualized Base Rent	(2) Average Base Rent per Sq. Ft.	(3) Percent Leased at Dec 31, 2002	Percent Occupied at Dec 31, 2002	Anchor Tenants (Lease expiration/ Option period expiration)
Mt Pleasant Shopping Center Mt. Pleasant, MI	1973/ 1997	24.51	241,458	$ 1,077,874	$ 4.46	100%	100%	Kmart (2008/2048) J.C. Penney Co. (2005/2020) Staples, Inc. (2005/2025) Fashion Bug (2006/2026)
North Lakeland Plaza Lakeland, FL	1987	16.67	171,334	1,024,930	5.98	100%	100%	Kmart (2003) Best Buy (2013/2028)
Petoskey Town Center Petoskey, MI	1990	22.08	174,870	1,045,942	6.11	98%	98%	Kmart (2015/2065) Roundy's (2010/2030) Fashion Bug (2007/2022)
Plymouth Commons Plymouth, WI	1990	16.30	162,031	972,549	6.00	100%	100%	Kmart (2015/2065) Roundy's (2010/2030) Fashion Bug (2004/2021)
Rapids Associates Big Rapids, MI	1990	16.84	173,557	998,327	5.75	100%	100%	Kmart (2015/2065) Roundy's (2010/2030) Fashion Bug (2004/2021)
Shawano Plaza Shawano, WI	1990	17.91	192,694	1,013,292	5.26	100%	100%	Kmart (2014/2064) Roundy's (2010/2030) J.C. Penney Co. (2005/2025) Fashion Bug (2004/2021)
West Frankfort Plaza West Frankfort, IL	1982	1.45	20,000	131,000	6.55	100%	100%	Fashion Bug (2007)

Summary of Community Shopping Centers at December 31, 2002 (continued)

Property Location	Year Completed/ Expanded	(4) Land Area (acres)	Gross Leasable Area (Sq. Ft.)	(1) Annualized Base Rent	(2) Average Base Rent per Sq. Ft.	(3) Percent Leased at Dec 31, 2002	Percent Occupied at Dec 31, 2002	Anchor Tenants (Lease expiration/ Option period expiration)
Winter Garden Plaza Winter Garden, FL	1988/ 2000	22.34	233,512	$ 927,927	$ 3.97	98%	98%	Kmart (2013/2063) Kash N Karry (2020/2040)
Total/Average		236.70	2,291,317	$ 11,498,905	$ 5.08	99%	95%	

(1) Total annualized base rents of the Company as of December 31, 2002

(2) Calculated as total annualized base rents, divided by gross leasable area actually leased as of December 31, 2002

(3) Roundy's has sub-leased the space it leases at Iron Mountain Plaza (35,285 square feet, rented at a rate of $5.87 per square foot) and leases but does not currently occupy, the 35,896 square feet it leases at Charlevoix Commons at a rate of $5.97 per square foot. Both of these leases expire in 2011 (assuming they are not extended by Roundy's). Winn Dixie leases but does not currently occupy, the 33,617 square feet it leases at Capital Plaza. This lease expires in 2010 and is rented at a rate of $4.06 per square foot. JC Penney Co. leases but does not currently occupy, the 22,204 square feet it leases at Ironwood Commons. This lease expires in 2006 and rented at a rate of $3.75 per square foot.

(4) All community shopping centers except Capital Plaza (which is subject to a long-term ground lease expiring in 2053 from a third party) are wholly-owned by the Company.

Free-Standing Properties

Thirty-three (33) of the Properties are free-standing properties which at December 31, 2002 were net leased to Borders (18), Circuit City Stores (1), Kmart (3) and Walgreen (11). These Properties contain, in the aggregate, approximately 1,174,858 square feet of gross leasable area or approximately 34% of the Company's total gross leasable area. The free-standing Properties range in size from 13,686 to 458,729 square feet of gross leasable area and are located in the following states: California (1), Florida (3), Indiana (1), Kansas (2), Maryland (2), Michigan (15), Nebraska (2), Ohio (2), Oklahoma (4) and Pennsylvania (1). Included in the Company's retail Properties are four Joint Venture Properties in which the Company owns interests ranging from 8% to 15% and 29 wholly-owned Properties. The Company's 29 wholly owned free-standing Properties provide $12,065,459, or approximately 49% of the total annualized base rent at an average base rent per square foot of $15.29. The Company (or the joint ventures in which the Company has an interest) owns each of the thirty-three (33) free-standing properties in fee, except as indicated below. The location and general occupancy information with respect to the wholly-owned free-standing properties are set forth in the following table:

Wholly-Owned Free Standing Properties

Tenant/Location	Year Completed	Total GLA	Lease expiration (2) (Option expiration)
Borders, (1) Aventura, FL	1996	30,000	Jan 31, 2016 (2036)
Borders, Columbus, OH	1996	21,000	Jan 23, 2016 (2036)
Borders, Monroeville, PA	1996	37,004	Nov 8, 2016 (2036)
Borders, Norman, OK	1996	24,641	Sep 20, 2016 (2036)
Borders, Omaha, NE	1995	30,000	Nov 3, 2015 (2035)
Borders, Santa Barbara, CA	1995	38,015	Nov 17, 2015 (2035)
Borders, Wichita, KS	1995	25,000	Nov 10, 2015 (2035)
Borders, (1) Lawrence, KS	1997	20,000	Oct 16, 2022 (2042)
Borders, Tulsa, OK	1998	25,000	Oct 16, 2022 (2042)
Borders, Oklahoma City, OK	2002	24,641	Nov 17, 2017 (2037)
Borders, Omaha, NE	2002	25,000	Nov 17, 2017 (2037)
Borders, Indianapolis, IN	2002	15,844	Nov 17, 2017 (2037)
Borders, Columbia, MD	1999	28,000	Oct 16, 2022 (2042)
Borders, Germantown, MD	2000	25,000	Oct 16, 2022 (2042)
Circuit City Stores Boynton Beach, FL	1996	32,459	Dec 15, 2016 (2036)
Kmart, Grayling, MI	1984	52,320	Sep 30, 2009 (2059)
Kmart, Oscoda, MI	1984	90,470	Sep 30, 2009 (2059)
Kmart, Perrysburg, OH	1983	87,543	Oct 31, 2008 (2058)
Walgreen, Waterford, MI	1997	13,905	Feb 28, 2018 (2058)
Walgreen, Chesterfield, MI	1998	13,686	July 31, 2018 (2058)
Walgreen, Pontiac, MI	1998	13,905	Oct 31, 2018 (2058)

Wholly-Owned Free Standing Properties (continued)

Tenant/Location	Year Completed	Total GLA	Lease expiration (2) (Option expiration)
Walgreen, Grand Blanc, MI	1998	13,905	Feb 28, 2019 (2059)
Walgreen, Rochester, MI	1998	13,905	June 30, 2019 (2059)
Walgreen, Ypsilanti, MI	1999	15,120	Dec 31, 2019 (2059)
Walgreen (1), Petoskey, MI	2000	13,905	Apr 30, 2020 (2060)
Walgreen, Flint, MI	2000	14,490	Dec 31, 2020 (2060)
Walgreen, Flint, MI	2001	15,120	Feb 28, 2021 (2061)
Walgreen, N Baltimore, MI	2001	14,490	Aug 31, 2021 (2061)
Walgreen, Flint, MI	2002	14,490	Apr 30, 2027 (2077)
Total		788,858	

(1) These properties are subject to long-term ground leases where a third party owns the underlying land and has leased the land to the Company to construct or operate three free-standing Properties. The Company pays rent for the use of the land and generally is responsible for all costs and expenses associated with the building and improvements. At the end of the lease terms, as extended (Aventura, FL 2036, Lawrence, KS 2027 and Petoskey, MI 2049), the land together with all improvements revert to the land owner. The Company has an option to purchase the Lawrence property during the period October 1, 2006 to September 30, 2016 and to purchase the Petoskey property after August 7, 2019.

(2) At the expiration of tenant's initial lease term, each tenant has an option, subject to certain requirements, to extend its lease for an additional period of time.

Joint Venture Properties

During 1996, seven free-standing Properties which are leased to Borders, including Borders' current corporate headquarters, its former headquarters building and Properties operated as Borders Books and Music were developed or acquired directly by seven limited liability companies which the Company identifies as Joint Ventures in its periodic reports, but which are accounted for as partnerships by the Company. In November 2002 the Company acquired the interest of its Joint Venture partner in three of the Joint Venture Properties. The acquired properties are located in Oklahoma City, OK, Omaha, NE and Indianapolis, IN and are now Wholly-Owned Free Standing Properties. The remaining four Properties are owned by a separate limited liability company that is owned jointly by the Company and an affiliate of Borders (the "Joint Ventures"). The Company's economic interest in the Joint Ventures ranges from 8% to 15%. The financing for the development of the Joint Venture Properties was provided through a financing facility established by Borders and its affiliates (the "Borders Financing Facility").

The leases on the four properties between Borders and each of the Joint Ventures has a term expiring June 20, 2004, unless the Borders Financing Facility is extended or earlier terminated. At any time during the term of the lease, Borders has the right to refinance the Properties or to purchase the Properties for various percentages of total project costs, provided that, prior to such refinancing or purchase, the Company may elect to provide alternative financing for the Properties or purchase the Properties and purchase the interest of the Borders' affiliate in the Joint Venture. In the event the Company elects to provide financing or to purchase the Properties, and is subsequently unable to obtain the requisite financing, or in the event that the Company defaults in its development obligations to the Joint Venture, Borders may purchase the Properties. If the Company provides refinancing or purchases the Properties, the Company will be required to acquire the interest of the Borders' affiliate in the Joint Ventures, and Borders and the Joint Ventures will enter into a new lease providing for a term of 20 years, with four five-year extension options.

Under certain circumstances, the Company may elect to allow Borders to place long-term financing on such Properties, in which case, the Company will maintain its current interest in the Joint Venture and become the sole equity member of the entity which owns such Property. In such a circumstance, the Company will own the Property subject to a first mortgage loan which could exceed 90% of the Property's estimated value, and lease payments received by the Company would be adjusted to reflect Borders' financing.

The Company's investment in the four Joint Venture Properties currently yields approximately $530,000 annualized base rent. Under certain circumstances relating to refinancing of such assets, the rents paid pursuant to such leases are subject to adjustment. The following table provides additional information on the Joint Venture Properties.

Joint Venture Properties

Tenant / Location	The Company's Interest	Total GLA	Lease Expirations
Borders, Inc. Ann Arbor, MI	11%	110,000	June 20, 2004
Borders, Inc. Ann Arbor, MI	8%	458,729	June 20, 2004
Borders, Inc. Boynton Beach, FL	12%	25,000	June 20, 2004
Borders, Inc. Tulsa, OK	15%	25,000	June 20, 2004
Total		618,729	

Land Lease Property

The Company leases a parcel of land (12.68 acres) located in Roseville, Michigan to Sam's Real Estate Business Trust, a division of Wal-Mart, Inc. The lease expires in 2022 and can be extended at the option of the tenant for twelve additional five year periods. The Tenant at its sole cost and expense has razed the site of existing buildings and is constructing a 135,000 square foot building.

Major Tenants

The following table sets forth certain information with respect to the Company's major tenants:

	Number of Leases	Annualized Base Rent as of December 31, 2002	Percent of Total Annualized Base Rent as of December 31, 2002
Borders	18	$6,911,754 (1)	28%
Kmart	16	4,952,851	20
Walgreen	12	4,220,756	17
Total	45	$16,085,361	65%

(1) Includes the Company's percentage of base rent for each of the Joint Venture Properties

Borders Group, Inc., ("BGI), is a FORTUNE 500 company that trades on the New York Stock Exchange under the symbol BGP. The Company is a leading global retailer of books, music, movies and other information and entertainment items. Headquartered in Ann Arbor, Michigan BGI, operates over 400 Borders Books and Music stores in the United States, as well as 29 international Borders stores, approximately 800 Waldenbooks locations and 37 United Kingdom based Books etc. stores. BGI employs more than 32,000 people worldwide and posted revenues of approximately $3.4 billion in 2001. The Company derived approximately 28% of its base rental income for the year ended December 31, 2002 from, and approximately 34% of the Company's future minimum rentals are attributable to, Borders.

Sixteen of the Properties are anchored by Kmart a retailer that will operate over 1,500 stores after the store closings announced in January 2003 take place. Kmart's principal business is general merchandise retailing through a chain of department stores. The Company derived approximately 20% of its base rental income for the year ended December 31, 2002 from, and approximately 18% of the Company's future minimum rentals are attributable to, Kmart. On January 22, 2002 Kmart Corporation and 37 of its U.S. subsidiaries filed voluntary petitions for reorganization under chapter 11 of the U.S. Bankruptcy Code. In two announcements Kmart has said that it will close 610 stores. As of March 15, 2003 only one of the Company's Kmart stores will be closed as a result of the store closing announcements.

Walgreen is a leader of the U.S. chain drugstore industry and trades on the New York Stock Exchange under the symbol WAG. It operates over 3,950 stores in 43 states and Puerto Rico and posted revenues of approximately $28.7 billion for the year ended August 31, 2002, reported net earnings of approximately $1.0 billion for the same period and total assets of approximately $9.8 billion as of August 31, 2002. The Company derived approximately 17% of its base rental income for the year ended December 31, 2002 from, and approximately 25% of the Company's future minimum rentals are attributable to, Walgreen.

Additional information regarding Borders, Kmart or Walgreen may be found in their respective public filings. These filings can be accessed at www.sec.gov.

Lease Expirations

The following table shows lease expirations for the next 10 years for the Company's Community Shopping Centers, wholly-owned free-standing Properties and Land Lease Property, assuming that none of the tenants exercise renewal options.

		December 31, 2002			
		Gross Leasable Area		Annualized Base Rent	
Expiration Year	Number of Leases Expiring	Square Footage	Percent of Total	Amount	Percent of Total
2003	19	219,224	7.12%	$ 829,992	3.44%
2004	15	87,623	2.84	642,242	2.66
2005	27	197,817	6.42	1,183,237	7.77
2006	31	174,098	5.65	1,315,254	5.44
2007	10	50,330	1.63	364,030	1.51
2008	13	248,792	8.08	938,455	3.88
2009	2	142,790	4.64	542,414	2.25
2010	5	206,735	6.71	1,176,729	4.87
2011	7	182,903	5.94	1,201,938	4.98
2012	1	50,000	1.62	56,250	0.23
Total	130	1,560,312	56.15%	$8,250,541	34.15%

Two Kmart leases expire in 2003, one of which the Company expects the tenant to extend for an additional five year period, and the other Kmart lease (Lakeland Florida) will be terminated by Kmart and no other Kmart leases expire pursuant to lease terms prior to 2008.

The Company has made preliminary contact with the tenants whose leases expire in 2003. Eleven (11) tenants, at their option have the right to extend their lease term; six (6) tenants' leases expire in 2003 and with the exception of one Kmart lease the Company expects to negotiate lease extensions; and two (2) tenants have month to month lease arrangements. Of the 16 leases that expired in 2002, eleven (11) tenants extended their lease term; four (4) tenants elected not to extend their lease (two of which were subsequently re-leased to new tenants and two are currently for lease); and one (1) tenant elected a month to month option.

Leases on the four Joint Venture Properties are for an initial term through June 20, 2004. In the event a refinancing of any of these Properties is consummated, Borders is required to enter into a twenty year net lease with a fixed lease rate.

Item 3. LEGAL PROCEEDINGS

The Company is not presently involved in any litigation nor, to management's knowledge, is any litigation threatened against the Company, except for routine litigation arising in the ordinary course of business which is expected to be covered by the Company's liability insurance.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of security holders during the fourth quarter of 2002.

Part II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock is traded on the New York Stock Exchange under the symbol "ADC". The following table sets forth the high and low sales prices of the Company's Common Stock, as reported on the New York Stock Exchange Composite Tape, and the dividends declared per share of Common Stock by the Company for each calendar quarter in the last two fiscal years. Dividends were paid in the periods immediately subsequent to the periods in which such dividends were declared.

Market Information Quarter Ended	High	Low	Dividends Per Common Share
March 31, 2002	$18.97	$14.40	$0.46
June 30, 2002	$20.00	$17.41	$0.46
September 30, 2002	$19.98	$15.75	$0.46
December 31, 2002	$18.14	$16.20	$0.46
March 31, 2001	$17.50	$14.12	$0.46
June 30, 2001	$20.05	$16.20	$0.46
September 30, 2001	$20.60	$17.15	$0.46
December 31, 2001	$19.75	$17.85	$0.46

At December 31, 2002, there were 4,448,531 shares of the Company's Common Stock issued and outstanding which were held by approximately 225 stockholders of record. The stockholders of record do not reflect persons or entities who held their shares in nominee or "street" name.

The Company intends to continue to declare quarterly dividends to its stockholders. However, distributions by the Company are determined by the Board of Directors and will depend on a number of factors, including the amount of funds from operations, the financial and other condition of its Properties, its capital requirements, the annual distribution requirements under the provisions of the Code applicable to REITs and such other factors as the Board of Directors deems relevant.

During the year ended December 31, 2002, there were no sales of unregistered securities by the Company, except the grant, under the Company's 1994 Stock Incentive Plan (the "Plan"), of 37,662 shares of restricted stock to certain employees of the Company. The transfer restrictions on such shares lapse in equal annual installments over a five-year period from the date of the grant, but the holder thereof is entitled to receive dividends on all such shares from the date of the grant. On January 1, 2002 the Company redeemed 6,000 shares of restricted stock previously issued under the Plan.

Item 6. **SELECTED FINANCIAL DATA**

The following table sets forth selected financial information for the Company on a historical basis and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and all of the financial statements and notes thereto included elsewhere in this Form 10-K. The balance sheet data for the periods ended December 31, 1998 through December 31, 2002 and operating data for each of the periods presented were derived from the audited financial statements of the Company.

(In thousands, except per share information)

Operating Data	Year Ended Dec 31, 2002	Year Ended Dec 31, 2001	Year Ended Dec 31, 2000	Year Ended Dec 31, 1999	Year Ended Dec 31, 1998
Total Revenue	$ 25,824	$ 24,629	$ 23,730	$ 21,931	$ 19,674
Expenses					
Property expense (1)	4,252	3,925	3,775	3,512	3,050
General and administrative	2,012	1,756	1,557	1,425	1,170
Interest	6,196	6,720	7,045	5,771	5,231
Depreciation and amortization	3,938	3,845	3,689	3,436	3,073
Total Expenses	16,398	16,246	16,066	14,144	12,524
Other Income (2)	674	913	522	69	168
Income before extraordinary item and minority interest	10,100	9,296	8,186	7,856	7,318
Extraordinary Item - Early Extinguishment of Debt	-	-	-	-	(319)
Income before Minority Interest	10,100	9,296	8,186	7,856	6,999
Minority Interest	1,328	1,230	1,088	1,050	912
Net Income	$ 8,772	$ 8,066	$ 7,098	$ 6,806	$ 6,087
Number of Properties	48	47	45	42	39
Number of Square Feet	3,699	3,556	3,526	3,468	3,411
Per Share Data					
Net income (3)	$ 1.97	$ 1.83	$ 1.61	$ 1.56	$ 1.40
Cash dividends	$ 1.84	$ 1.84	$ 1.84	$ 1.84	$ 1.84
Weighted average of common shares outstanding	4,447	4,417	4,396	4,365	4,346
Balance Sheet Data					
Real Estate (before accumulated depreciation)	$ 210,986	$ 196,486	$ 191,048	$ 179,858	$ 166,921
Total Assets	$ 178,162	$ 167,511	$ 166,052	$ 158,196	$ 149,648
Total debt, including accrued interest	$ 115,534	$ 105,946	$ 104,407	$ 95,762	$ 85,650

(1) Property expense includes real estate taxes, property maintenance, insurance, utilities and land lease expense.

(2) Other income is composed of development fee income, gain on land sales, and equity in net income of unconsolidated entities.

(3) Net income per share has been computed by dividing the net income by the weighted average number of shares of Common Stock outstanding. The per share amounts shown are presented in accordance with SFAS No. 128 "Earnings per Share". The Company's basic and diluted earnings per share are the same

ITEM 7. MANAGEMENT'S DISCUSSION AND ANYALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company was established to continue to operate and expand the retail property business of its predecessors. The Company commenced its operations in April 1994. The assets of the Company are held by, and all operations are conducted through, Agree Limited Partnership (the "Operating Partnership"), of which the Company is the sole general partner and held an 86.85% interest as of December 31, 2002. The Company is operating so as to qualify as a real estate investment trust ("REIT") for federal income tax purposes.

The Company has entered into sixteen (16) leases with Kmart Corporation. Thirteen (13) of the Kmart stores are anchors in the Company's Community Shopping Centers and three (3) Kmart stores are free-standing properties. Kmart Corporation and 37 of its U.S. subsidiaries filed voluntary petitions for reorganization under chapter 11 of the U.S. Bankruptcy Code. Kmart has outlined certain strategic, operational and financial initiatives that it intends to continue or implement during the reorganization process. One of its initiatives was to evaluate the performance of every store and terms of every lease in its portfolio, with the objective of closing unprofitable or underperforming stores.

The Kmart stores in the Company's Portfolio provide 20% of the Company's Annual Base Rent as of December 31, 2002. Nine of the Kmart stores paid percentage rent in addition to their minimum rent during 2002. As of December 31, 2002 all Kmart stores in the Company's Portfolio were open and operating as Kmart discount stores; however the Company has been notified by Kmart that it intends to close one Company store during the first quarter of 2003.

On March 8, 2002, Kmart announced that it intended to close 284 under-performing stores as part of its initial Chapter 11 financial objectives review. None of the Company's Kmart stores was included in this initial list of stores to be closed. On January 24, 2003, Kmart announced that it intends to close an additional 317 stores and emerge from bankruptcy by April 30, 2003. One (1) of the Company's Kmart stores (a Community Shopping Center store) was included in this list of stores to be closed. The Store is located in Lakeland, Florida. It is anticipated that Kmart will vacate the premises during the first quarter of 2003. Annual rental from this Kmart of approximately $480,000 and Kmart's contribution for real estate taxes, insurance and common area maintenance of approximately $110,000 will cease on the actual date Kmart vacates the premises. Management believes it will take between six to twelve months to release the Kmart store. Certain tenants in the Lakeland, Florida shopping center have co-tenancy clauses which if the Kmart store closes, provide either for their rental payments to be based on gross sales or an option to terminate their lease should a replacement tenant not be obtained. Tenants in other Community Shopping Centers in which Kmart is the anchor tenant, have similar co-tenancy provisions in their leases. In addition the Company has agreed to rent reduction totaling $300,000 per year on two other Kmart leases. The rent reductions are for a five (5) year period. The stores receiving the rent concessions are located in Perrysburg, Ohio and Winter Garden, Florida. There can be no assurance that Kmart will not announce

additional store closings in the future which may include some of the Company's stores prior to their emergence from bankruptcy.
The following should be read in conjunction with the Consolidated Financial Statements of Agree Realty Corporation, including the respective notes thereto, which are included elsewhere in this Form 10-K.

Recent Accounting Pronouncements

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS superceded Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of (SFAS 121), and APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The provisions of SFAS 144 are effective in fiscal years beginning after December 15, 2001, with early adoption permitted, and in general are to be applied prospectively.

The Company adopted this standard on January 1, 2002. The adoption had no impact on its results of operations and financial position.

Critical Accounting Policies

In the course of developing and evaluating accounting polices and procedures, the Company used estimates, assumptions and judgments to determine the most appropriate methods to be applied. Such processes are used in determining capitalization of costs related to real estate investments, potential impairment of real estate investments, operating cost reimbursements, and taxable income.

Real estate assets are stated at cost less accumulated depreciation. All costs related to planning, development and construction of buildings prior to the date they become operational, including interest and real estate taxes during the construction period, are capitalized for financial reporting purposes and recorded as "Property under development" until construction has been completed. Subsequent to completion of construction, expenditures for property maintenance are charged to operations as incurred, while significant renovations are capitalized. Depreciation of the buildings is recorded on the straight-line method using an estimated useful life of forty years.

In determining the fair value of real estate investments, we consider future cash flow projections on a property by property basis, current interest rates and current market conditions of the geographical location of each property.

Substantially all of the Company's leases contain provisions requiring tenants to pay as additional rent a proportionate share of operating expenses (Operating Cost Reimbursements) such as real estate taxes, repairs and maintenance, insurance, etc. The related revenue from tenant billings is recognized in the same period the expense is recorded.

The Company elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with the Company's 1994 tax year. As a result, the Company is not subject to federal income taxes to the extent that is distributes annually at lease 90% of its taxable income to its shareholders and satisfies certain other requirements defined in the Code. Accordingly, no provision was made for federal income taxes in the accompanying consolidated financial statements.

Comparison of Year Ended December 31, 2002 to Year Ended December 31, 2001

Minimum rental income increased $1,121,000, or 5%, to $22,843,000 in 2002, compared to $21,722,000 in 2001. The increase was the result of the development of two Properties in 2001, one Property in 2002 and the acquisition of the joint venture partner's interest in three Joint Venture Properties in 2002 - $655,000; the receipt of three lease terminations payments in 2002 - $269,000; and rental rate increases during 2002 - $196,000.

Percentage rental income decreased $165,000, or 40%, to $248,000 in 2002, compared to $413,000 in 2001. The decrease was the result of the elimination of a tenant's percentage rent provision in exchange for an increase in their base rental income ($128,000); a decrease in percentage rent received from Kmart ($73,000); and an increase in percentage rent received from other tenants $36,000.

Operating cost reimbursements, which represents additional rent required by substantially all of the Company's leases to cover the tenants' proportionate share of property operating expenses, increased $271,000, or 11%, to $2,724,000 in 2002, compared to $2,453,000 in 2001. Operating cost reimbursement increased due to the increase in the reimbursable property operating expenses as explained below.

Management fees and other income decreased $32,000, or 77%, to $9,000 in 2002, compared to $41,000 in 2001. The decrease was the result of the terminations in September 2001 and February 2002 of the management agreements between the Company and two properties it previously managed but did not own.

Real estate taxes increased $14,000, or 1%, to $1,766,000 in 2002 compared to $1,752,000 in 2001. The increase is the result of general assessment increases on the Properties.

Property operating expenses (shopping center maintenance, snow removal, insurance and utilities) increased $314,000, or 22%, to $1,747,000 in 2002 compared to $1,433,000 in 2001. The increase was the result of additional shopping center maintenance of $93,000; increased snow removal costs of $134,000; a decrease in utility costs of ($4,000); and an increase in insurance costs of $91,000 in 2002 versus 2001.

Land lease payments remained constant at $739,000 for 2002 and 2001.

General and administrative expenses increased $255,000, or 15%, to $2,012,000 in 2002 compared to $1,757,000 in 2001. The increase was primarily the result of an increase in compensation related expenses related to the addition of an employee and normal compensation increases. General and administrative expenses as a percentage of rental income increased from 7.9% for 2001 to 8.7% for 2002.

Depreciation and amortization increased $93,000, or 2%, to $3,938,000 in 2002 compared to $3,845,000 in 2001. The increase was the result of indebtedness incurred to develop three Properties in 2001 and 2002 and to acquire the joint venture partner's interest in three Joint Venture Properties in 2002.

Interest expense decreased $524,000, or 8%, to $6,196,000 in 2002, from $6,720,000 in 2001. The decrease in interest expense was the result of decreased interest rates on variable rate notes payable.

Equity in net income of unconsolidated entities decreased $21,000 to $674,000 in 2002 compared to $694,000 in 2001 as a result of the acquisition of the joint venture partner's interest in three Joint Venture Properties in November 2002. The tenants are responsible for all operating expenses.

The Company recognized a gain on the sale of an asset in the amount of $219,000 in 2001. There was no such gain in 2002.

The Company's income before minority interest increased $805,000, or 9%, to $10,100,000 in 2002, from $9,295,000 in 2001 as a result of the foregoing factors.

Comparison of Year Ended December 31, 2001 to Year Ended December 31, 2000

Minimum rental income increased $858,000, or 4%, to $21,722,000 in 2001, compared to $20,864,000 in 2000. The increase was primarily the result of the development of three Properties in 2000 and two Properties in 2001.

Percentage rental income increased $112,000, or 37%, to $413,000 in 2001, compared to $301,000 in 2000. The increase was the result of increased tenant sales.

Operating cost reimbursements, decreased $69,000, or 3%, to $2,453,000 in 2001, compared to $2,522,000 in 2000. Operating cost reimbursement decreased due to the decrease in the reimbursable property operating expenses and a potential bad debt charge of $50,000 relating to amounts due from Kmart.

Management fees and other income decreased $2,000, or 5%, to $41,000 in 2001, compared to $43,000 in 2000. The decrease was the result of the termination in September 2001 of a management agreement between the Company and one property is previously managed but did not own.

Real estate taxes increased $25,000, or 1%, to $1,752,000 in 2001 compared to $1,727,000 in 2000. The increase is the result of general assessment increases on the Properties.

Property operating expenses increased $69,000, or 5%, to $1,433,000 in 2001 compared to $1,364,000 in 2000. The increase was the result of additional property expenses and major roof repairs of $166,000; decreased snow removal costs of ($164,000); an increase in shopping center maintenance costs of $54,000; an increase in utility costs of $4,000; and an increase in insurance costs of $9,000 in 2001 versus 2000.

Land lease payments increased $54,000, or 8%, to $739,000 in 2001 compared to $685,000 in 2000 as a result of the Company leasing land for its Petoskey, Michigan development completed in 2000.

General and administrative expenses increased $200,000, or 13%, to $1,757,000 in 2001 compared to $1,557,000 in 2000. The increase was primarily the result of an increase in compensation related expenses and general increases in professional fees. General and administrative expenses as a percentage of rental income increased from 7.4% for 2000 to 7.9% for 2001.

Depreciation and amortization increased $155,000, or 4%, to $3,845,000 in 2001 compared to $3,690,000 in 2000. The increase was the result of the development of five Properties in 2000 and 2001.

Interest expense decreased $325,000, or 5%, to $6,720,000 in 2001, from $7,045,000 in 2000. The decrease in interest expense was the result of decreased interest rates on variable rate notes payable.

Equity in net income of unconsolidated entities increased $172,000 to $694,000 in 2001 compared to $522,000 in 2000 as a result of depreciation expense no longer being allocated to the Company pursuant to the joint venture agreements in which the Company holds interests in properties ranging from 8% to 20%. The tenants are responsible for all operating expenses.

The Company recognized a gain on the sale of an asset in the amount of $219,000 in 2001. There was no such gain in 2000.

The Company's income before minority interest increased $1,110,000, or 14%, to $9,295,000 in 2001, from $8,186,000 in 2000 as a result of the foregoing factors.

Funds From Operations

Management considers Funds from Operations ("FFO") to be a supplemental measure of the Company's operating performance. FFO is defined by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") to mean net income computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains (or losses) from sales of property, plus real estate related depreciation and amortization. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs. FFO should not be considered as an alternative to net income as the primary indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. In addition, our method of calculating FFO may not be comparable to the methods used by other REITS and, accordingly, may be different from similarly titled measures reported by other companies.

The following table illustrates the calculation of FFO for the years ended December 31, 2002, 2001 and 2000:

	Year ended December 31,		
	2002	2001	2000
Income before minority interest	$10,100,563	$ 9,295,472	$ 8,185,808
Depreciation of real estate assets	3,840,636	3,747,065	3,589,757
Amortization of leasing costs	68,325	68,241	73,723
Depreciation of real estate assets held in unconsolidated entities	-	-	171,980
Gain on sale of assets	-	(218,543)	-
Funds from Operations	$14,009,524	$12,892,235	$12,021,268
Weighted average shares and OP Units outstanding	5,120,338	5,090,416	5,069,353

Liquidity and Capital Resources

The Company's principal demands for liquidity are distributions to its stockholders, debt service, development of new properties and future property acquisitions.

During the quarter ended December 31, 2002, the Company declared a quarterly dividend of $.46 per share. The dividend was paid on January 6, 2003 to holders of record on December 20, 2002.

As of December 31, 2002, the Company had total mortgage indebtedness of $71,588,863 with a weighted average interest rate of 6.94%. Future scheduled annual maturities of mortgages payable for the years ending December 31 are as follows: 2003 - $2,272,069; 2004 - $2,508,601; 2005 - $30,823,905; 2006 - $1,817,738; 2007 - $1,946,430. The mortgage debt is all fixed rate debt.

In addition, the Operating Partnership has in place a $50 million line of credit facility (the "Credit Facility") which is guaranteed by the Company. The Credit Facility matures in August 2003 and can be extended by the Company for an additional three years. Advances under the Credit Facility bear interest within a range of one-month to six-month LIBOR plus 150 basis points to 213 basis points or the lender's prime rate, at the option of the Company, based on certain factors such as debt to property value and debt service coverage. The Credit Facility is used to fund property acquisitions and development activities and is secured by most of the Properties which are not otherwise encumbered and properties to be acquired or developed. As of December 31, 2002, $36,758,232 was outstanding under the Credit Facility bearing a weighted average interest rate of 2.94%.

The Company also has in place a $5 million line of credit (the "Line of Credit"), which matures on April 30, 2003, and which the Company expects to renew for an additional 12-month period. The Line of Credit bears interest at the lender's prime rate less 50 basis points or 175 basis points in excess of the one-month LIBOR rate, at the option of the Company. The purpose of the Line of Credit is to provide working capital to the Company and fund land options and start-up costs associated with new projects. As of December 31, 2002, $1,325,000 was outstanding under the Line of Credit bearing a weighted average interest rate of 3.75%.

One of the Company's wholly-owned subsidiaries has obtained construction financing of approximately $4,350,000 to fund the development of a retail property. The note requires quarterly interest payments, based on a weighted average interest rate based on LIBOR, computed by the lender. The notes mature on June 20, 2004 and are secured by the underlying land and buildings. As of December 31, 2002, $4,002,873 was outstanding under this note, bearing an interest rate of 3.70%.

The Company has received funding from an unaffiliated third party for the construction of certain of its Properties. Advances under this arrangement bear no interest. The advances are secured by the specific land and buildings being developed. As of December 31, 2002, $1,609,440 was outstanding under this arrangement.

The Company has one development project under construction that will add an additional 13,560 square feet of GLA to the Company's portfolio. The project was completed during the first quarter of 2003. Additional Company funding required for this project is estimated to be $1,300,000 and will come from the Credit Facility.

The Company intends to meet its short-term liquidity requirements, including capital expenditures related to the leasing and improvement of the Properties, through its cash flow provided by operations and the Line of Credit. Management believes that adequate cash flow will be available to fund the Company's operations and pay dividends in accordance with REIT requirements. The Company may obtain additional funds for future development or acquisitions through other borrowings or the issuance of additional shares of capital stock. The Company intends to incur additional debt in a manner consistent with its policy of maintaining a ratio of total debt (including construction and acquisition financing) to total market capitalization of 65% or less. The Company believes that these financing sources will enable the Company to generate funds sufficient to meet both its short-term and long-term capital needs.

The Company plans to begin construction of additional pre-leased developments and may acquire additional properties, which will initially be financed by the Credit Facility and Line of Credit. Management intends to periodically refinance short-term construction and acquisition financing with long-term debt and / or equity. Upon completion of refinancing, the Company intends to lower the ratio of total debt to market capitalization to 50% or less. Nevertheless, the Company may operate with debt levels or rations, which are in excess of 50% for extended periods of time prior to such refinancing.

Inflation

The Company's leases generally contain provisions designed to mitigate the adverse impact of inflation on net income. These provisions include clauses enabling the Company to pass through to tenants certain operating costs, including real estate taxes, common area maintenance, utilities and insurance, thereby reducing the Company's exposure to increases in costs and operating expenses resulting from inflation. Certain of the Company's leases contain clauses enabling the Company to receive percentage rents based on tenants' gross sales, which generally increase as prices rise, and, in certain cases, escalation clauses, which generally increase rental rates during the terms of the leases. In addition, expiring tenant leases permit the Company to seek increased rents upon re-lease at market rates if rents are below the then existing market rates.

Item 7A QUANTITATIVE AND QUALATATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to interest rate risk primarily through its borrowing activities. There is inherent roll over risk for borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and the Company's' future financing requirements.

The Company's interest rate risk is monitored using a variety of techniques. The table below presents the principal payments (in thousands) and the weighted average interest rates on remaining debt, by year of expected maturity to evaluate the expected cash flows and sensitivity to interest rate changes.

	2003	2004	2005	2006	2007	Thereafter	Total
Fixed rate debt	2,272	2,509	30,824	1,818	1,946	32,220	71,589
Average interest rate	6.94	6.94	6.90	6.90	6.90	6.90	-
Construction loans	-	4,003	-	-	-	1,609	5,612
Average interest rate	-	3.70	-	-	-	-	-
Variable rate debt	1,571	985	985	34,542	-	-	38,083
Average interest rate	3.70	2.94	2.94	2.94	-	-	-

The fair value (in thousands) is estimated at $71,600, $5,612 and $38,083 for fixed rate debt, construction loans and variable rate debt, respectively.

The table above incorporates those exposures that exist as of December 31, 2002, it does not consider those exposures or positions, which could arise after that date. As a result, the Company's ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during the period and interest rates.

The Company does not enter into financial instruments transactions for trading or other speculative purposes or to manage interest rate exposure.

A 10% adverse change in interest rates on the portion of the Company's debt bearing interest at variable rates would result in an increase in interest expense of approximately $115,000.

Item 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data are listed in the Index to Financial Statements and Financial Statement Schedules appearing on Page F-1 of this Form 10-K and are included in this Form 10-K following page F-1.

Item 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

During the Company's last two fiscal years, there have been no changes in the independent accountants nor disagreements with such accountants as to accounting and financial disclosures of the type required to be disclosed in this Item 9.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Incorporated herein by reference to the Company's definitive proxy statement to be filed with the Securities and Exchange Commission within 120 days after the year covered by this Form 10-K with respect to its Annual Meeting of Stockholders to be held on May 5, 2003.

Item 11. EXECUTIVE COMPENSATION

Incorporated herein by reference to the Company's definitive proxy statement to be filed with the Securities and Exchange Commission within 120 days after the year covered by this Form 10-K with respect to its Annual Meeting of Stockholders to be held on May 5, 2003.

The following table summarizes the equity compensation plans under which the Company's common stock may be issued as of December 31, 2002.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	23,275	$19.50	138,129
Equity compensation plans not approved by security holders	-	-	-
Total	23,275	$19.50	138.129

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Incorporated herein by reference from the Company's definitive proxy statement to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Form 10-K with respect to its Annual Meeting of Stockholders to be held on May 5, 2003.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Incorporated herein by reference from the Company's definitive proxy statement to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Form 10-K with respect to its Annual Meeting of Stockholders to be held on May 5, 2003.

Item 14. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Vice-President, Finance have reviewed and evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 240.13a-14(c) and 15d-14(c)) as of a date within 90 days before the filing of this annual report. Based on that evaluation, the Chief Executive Officer and Vice-President, Finance have concluded that our current disclosure controls and procedures are effective and timely, providing them with material information relating to that required to be disclosed in the reports we file or submit under the Exchange Act.

Changes in Internal Controls

There have not been any significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. We are not aware of any significant deficiencies or material weaknesses, therefore no corrective actions were taken.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENTS SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are filed as part of this Report

(1) (2) The financial statements indicated by Part II, Item 8, Financial Statements and Supplementary Data.

(b) Reports on Form 8-K

No reports on form 8-K were filed by the Company during the quarter ending December 31, 2002

(C) Exhibits

3.1 Articles of Incorporation and Articles of Amendment of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-11 (Registration Statement No. 33-73858, as amended ("Agree S-11"))

3.2 Bylaws of the Company (incorporated by reference to Exhibit 3.3 to Agree S-11)

4.1 Rights Agreement by and between Agree Realty Corporation and BankBoston, N.A. as Rights Agent Dated as of December 7, 1998 (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed on December 7, 1998)

10.1 Loan Modification Agreement, dated April 22, 1994, by and among Shawano Plaza, Plymouth Commons, Chippewa Commons and Nationwide Life Insurance Company (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 Form 10-K"))

10.2		Loan Modification Agreement, dated April 22, 1994, by and among Rapids Associates, Marshall Plaza Phase Two, Petoskey Town Center, Charlevoix Commons and Nationwide Life Insurance Company (incorporated by reference to Exhibit 10.2 to the 1996 Form 10-K)
10.3		First Amended and Restated Agreement of Limited Partnership of Agree Limited Partnership, dated as of April 22, 1994, by and among the Company, Richard Agree, Edward Rosenberg and Joel Weiner (incorporated by reference to Exhibit 10.6 to the 1996 Form 10-K)
10.4		Amended and Restated Registration Rights Agreement, dated July 8, 1994 by and among the Company, Richard Agree, Edward Rosenberg and Joel Weiner (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994)
10.5	+	1994 Stock Incentive Plan of the Company (incorporated by reference to Exhibit 10.8 to the 1996 Form 10-K)
10.6		Management Agreement, dated April 22, 1994, by and among Mt Pleasant Shopping Center, Angola Plaza, Shiloh Plaza and the Company (incorporated by reference to Exhibit 10.9 to the 1996 Form 10-K)
10.7		Contribution Agreement, dated as of April 21, 1994, by and among the Company, Richard Agree, Edward Rosenberg and the co-partnerships named therein (incorporated by reference to Exhibit 10.10 to the 1996 Form 10-K)
10.8	+	Agree Realty Corporation Profit Sharing Plan (incorporated by reference to Exhibit 10.13 to the 1996 Form 10-K)
10.9		Business Loan Agreement, dated as of September 21, 1995, by and between Agree Limited Partnership and Michigan National Bank (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995 (the "1995 Form 10-K"))
10.10		Line of Credit Agreement by and among Agree Limited Partnership, the Company, the lenders parties thereto, and Michigan National Bank as Agent (incorporated by reference to Exhibit 10.10 to the 1995 Form 10-K)
10.11		First amendment to $50 million line-of-credit agreement dated August 7, 1997 among Agree Realty Corporation and Michigan National Bank, as agent (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ending September 30, 1997 (the "September 1997 Form 10-Q"))
10.12		First amendment to $5 million business loan agreement dated September 21, 1997 between Agree Limited Partnership and Michigan National Bank (incorporated by reference to Exhibit 10.2 to the September 1997 Form 10-Q)

10.13		Second amendment to $50 million line-of-credit agreement dated November 17, 1997 among Agree Realty Corporation and Michigan National Bank, as agent (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997)
10.14		Second amendment to amended and restated $5 million business Loan agreement dated October 19, 1998 between Agree Limited Partnership and Michigan National Bank (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998)
10.15	+	Employment Agreement, dated July 1, 1999, by and between the Company, and Richard Agree (incorporated by reference to exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the period ending June 30, 1999 (the "June 1999 Form 10-Q))
10.16	+	Employment Agreement, dated July 1, 1999, by and between the Company, and Kenneth R. Howe (incorporated by reference to exhibit 10.6 to the June 1999 Form 10-Q)
10.17		Third amendment to amended and restated $5 million business Loan agreement dated December 19, 1999 between Agree Limited Partnership and Michigan National Bank (incorporated by reference to exhibit 10.17 to the 1999 Form 10-K)
10.18		Assumption Agreement, Mortgage Modification and Amended and Restated Mortgage and Security Agreement, dated as of March 31, 1999 by Agree Limited Partnership to and in favor of Nationwide Life Insurance Company (incorporated by reference to exhibit 10.1 to the June 1999 Form 10-Q)
10.19		Project Loan Agreement dated as of April 30, 1999 between Wilmington Trust Company not in its individual capacity, but solely as Owner Trustee and Agree - Columbia Crossing Project L.L.C. (incorporated by reference to exhibit 10.2 to the June 1999 Form 10-Q)
10.20		Project Loan Agreement dated as of June 11, 1999 between Wilmington Trust Company not in its individual capacity, but solely as Owner Trustee and Agree - Milestone Center Project L.L.C. (incorporated by reference to exhibit 10.3 to the June 1999 Form 10-Q)
10.21		Trust Mortgage dated as of June 27, 1999 from Agree Facility No. 1, L.L.C. as Grantor to Manufacturers and Traders Trust Company (incorporated by reference to exhibit 10.4 to the June 1999 Form 10-Q)
10.22	+	Employment Agreement, dated January 10, 2000, by and between the Company, and David J. Prueter (incorporated by reference to exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2000
10.23		Third amendment to $50 million line-of-credit agreement dated August 7, 2000 among Agree Realty Corporation and Michigan National Bank, as agent (incorporated by reference To exhibit 10.1 to the Company's Quarterly report on Form 10-Q for the period ended September 30, 2000)

10.24		Fourth amendment to amended and restated $5 million business Loan agreement dated February 19, 2001 between Agree Limited Partnership and Michigan National Bank (incorporated by reference to exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 (the "2000 Form 10-K"))
10.25		Mortgage dated as of December 20, 2001, by Agree Limited Partnership to and in favor of Nationwide Life Insurance Company (incorporated by reference to exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (the "2001 from 10-K))
10.26		Fifth amendment to amended and restated $5 million business Loan agreement dated April 30, 2002 between Agree Limited Partnership and Standard Federal Bank (incorporated by reference to exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2002 (the "June 2002 Form 10-Q"))
10.27		Project Loan Agreement dated as of April 30, 2002 between Royal Identify Company (together with its successors and assigns) and Lawrence Store No. 203 L.L.C. (together with its permitted successors and assigns) (incorporated by reference to exhibit 10.2 to the June 2002 Form 10-Q)
10.28	*	Project Loan Agreement dated as of November 25, 2002 between Wilmington Trust Company, not in its individual capacity, but solely as Owner Trustee, and Indianapolis Store No. 16 L.L.C.
21.1	*	Subsidiaries of Agree Realty Corporation
23	*	Consent of BDO Seidman, LLP
99.1	*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Richard Agree, Chief Executive Officer
99.2	*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Kenneth R. Howe, Chief Financial Officer

---

* Filed herewith

\+ Management contract or compensatory plan or arrangement

SIGNATURES

PURSUANT to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGREE REALTY CORPORATION

By: /s/ Richard Agree
Name: Richard Agree
President and Chairman of the Board of Directors
Date: March 22, 2003

PURSUANT to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 22rd day of March 2003.

By: /s/Richard Agree
Richard Agree
President and Chairman of the Board of Directors
(Principal Executive Officer)

By: /s/Kenneth R. Howe
Kenneth R. Howe
Vice President, Finance and Secretary
(Principal Financial and Accounting Officer)

By: /s/ Farris G. Kalil
Farris G. Kalil
Director

By: /s/ Michael Rotchford
Michael Rotchford
Director

By: /s/ Ellis G. Wachs
Ellis G. Wachs
Director

By: /s/ Gene Silverman
Gene Silverman
Director

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Richard Agree, certify that:

1. I have reviewed this annual report on Form 10-K of Agree Realty Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 22, 2003

/s/ Richard Agree

Name: Richard Agree
Title: President and Chief Executive Officer

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Kenneth R. Howe, certify that:

1. I have reviewed this annual report on Form 10-K of Agree Realty Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 22, 2003

/s/ Kenneth R. Howe

Name: Kenneth R. Howe
Title: Vice President, Finance

Agree Realty Corporation

Index

Report of Independent Certified Public Accountants

To the Board of Directors and Owners of
Agree Realty Corporation
Farmington Hills, Michigan

We have audited the accompanying consolidated balance sheets of Agree Realty Corporation (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. We have also audited the schedule listed in the accompanying index. These financial statements and the schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and the schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Agree Realty Corporation at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the schedule presents fairly, in all material respects, the information set forth therein.

BDO SEIDMAN, LLP

Troy, Michigan
February 13, 2003

Agree Realty Corporation

Consolidated Balance Sheets

December 31,	2002	2001
Assets		
Real Estate Investments (Notes 3, 4 and 5)		
Land	$ 53,177,464	$ 46,838,530
Buildings	155,536,789	148,283,359
Property under development	2,271,413	1,363,939
	210,985,666	196,485,828
Less accumulated depreciation	(37,456,301)	(33,634,461)
Net Real Estate Investments	173,529,365	162,851,367
Cash and Cash Equivalents	1,095,610	1,101,861
Accounts Receivable - Tenants, net of allowance of $185,000 and $50,000 for possible losses	784,637	666,749
Investments In and Advances To Unconsolidated Entities	315,496	255,203
Unamortized Deferred Expenses		
Financing costs	1,117,253	1,355,864
Leasing costs	307,746	352,441
Other Assets	1,012,065	927,861
	$ 178,162,172	$ 167,511,346

See accompanying notes to consolidated financial statements.

Agree Realty Corporation

Consolidated Balance Sheets

December 31,	2002	2001
Liabilities and Stockholders' Equity		
Mortgages Payable (Note 3)	$ 71,588,863	$ 69,209,337
Construction Loans (Note 4)	5,612,313	16,560,202
Notes Payable (Note 5)	38,083,232	19,958,232
Dividends and Distributions Payable (Note 6)	2,356,156	2,341,591
Accrued Interest Payable	249,706	218,598
Accounts Payable		
Capital expenditures	589,760	598,362
Operating	1,179,273	1,244,950
Tenant Deposits	93,138	50,020
Total Liabilities	119,752,441	110,181,292
Minority Interest (Note 7)	5,787,007	5,698,101
Stockholders' Equity (Note 6)		
Common stock, $.0001 par value; 20,000,000 shares authorized; 4,448,531 and 4,416,869 shares issued and outstanding	445	442
Additional paid-in capital	64,506,772	63,937,682
Deficit	(11,135,499)	(11,724,832)
	53,371,718	52,213,292
Less: unearned compensation – restricted stock (Note 10)	(748,994)	(581,339)
Total Stockholders' Equity	52,622,724	51,631,953
	$ 178,162,172	$ 167,511,346

See accompanying notes to consolidated financial statements.

Agree Realty Corporation

Consolidated Statements of Income

Year Ended December 31,	2002	2001	2000
Revenues			
Minimum rents	$ 22,842,824	$ 21,722,471	$ 20,864,329
Percentage rents	247,994	413,058	301,474
Operating cost reimbursement	2,724,366	2,452,866	2,521,947
Management fees and other (Note 8)	9,250	40,573	42,695
Total Revenues	25,824,434	24,628,968	23,730,445
Operating Expenses			
Real estate taxes	1,765,758	1,752,402	1,726,751
Property operating expenses	1,747,145	1,433,449	1,363,663
Land lease payments	738,915	738,960	685,043
General and administrative	2,011,854	1,756,709	1,556,817
Depreciation and amortization	3,937,626	3,844,520	3,689,526
Total Operating Expenses	10,201,298	9,526,040	9,021,800
Income From Operations	15,623,136	15,102,928	14,708,645
Other Income (Expense)			
Interest expense	(6,196,153)	(6,720,318)	(7,045,176)
Equity in net income of unconsolidated entities	673,580	694,319	522,339
Gain on sale of assets	-	218,543	-
Total Other Expense	(5,522,573)	(5,807,456)	(6,522,837)
Income Before Minority Interest	10,100,563	9,295,472	8,185,808
Minority Interest	1,328,233	1,229,819	1,087,921
Net Income	$ 8,772,330	$ 8,065,653	$ 7,097,887
Earnings Per Share (Note 2)	$ 1.97	$ 1.83	$ 1.61

See accompanying notes to consolidated financial statements.

Agree Realty Corporation

Consolidated Statements of Stockholders' Equity

	Common Stock		*Additional Paid-In*		*Unearned Compensation -*
	Shares	*Amount*	*Capital*	*Deficit*	*Restricted Stock*
Balance, January 1, 2000	4,364,867	$ 436	$ 63,217,235	$ (10,673,302)	$ (510,819)
Issuance of shares under the Stock Incentive Plan	33,802	4	471,198	-	(267,648)
Shares redeemed under the Stock Incentive Plan	(4,000)	-	(56,000)	-	-
Vesting of restricted stock	-	-	-	-	236,126
Dividends declared, $1.84 per share	-	-	-	(8,088,031)	-
Net income	-	-	-	7,097,887	-
Balance, December 31, 2000	4,394,669	440	63,632,433	(11,663,446)	(542,341)
Issuance of shares under the Stock Incentive Plan	27,291	2	375,249	-	(305,250)
Shares redeemed under the Stock Incentive Plan	(5,091)	-	(70,000)	-	-
Vesting of restricted stock	-	-	-	-	266,252
Dividends declared, $1.84 per share	-	-	-	(8,127,039)	-
Net income	-	-	-	8,065,653	-
Balance, December 31, 2001	4,416,869	442	63,937,682	(11,724,832)	(581,339)
Issuance of shares under the Stock Incentive Plan	37,662	3	680,030	-	(482,900)
Shares redeemed under the Stock Incentive Plan	(6,000)	-	(110,940)	-	-
Vesting of restricted stock	-	-	-	-	315,245
Dividends declared, $1.84 per share	-	-	-	(8,182,997)	-
Net income	-	-	-	8,772,330	-
Balance, December 31, 2002	4,448,531	$ 445	$ 64,506,772	$ (11,135,499)	$ (748,994)

See accompanying notes to consolidated financial statements.

Agree Realty Corporation

Consolidated Statements of Cash Flows

Year Ended December 31,	2002	2001	2000
Cash Flows From Operating Activities			
Net income	$ 8,772,330	$ 8,065,653	$ 7,097,887
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	3,861,751	3,767,240	3,602,678
Amortization	357,589	454,196	453,094
Stock-based compensation	315,245	266,252	236,126
Gain on sale of assets	-	(218,543)	-
Equity in net income of unconsolidated entities	(673,580)	(694,319)	(522,339)
Minority interests	1,328,233	1,229,819	1,087,921
Decrease (increase) in accounts receivable	(117,888)	74,816	(176,432)
Decrease in other assets	(191,958)	(29,313)	(306,780)
Increase (decrease) in accounts payable	(65,677)	227,457	161,607
Increase (decrease) in accrued interest	31,108	(96,009)	(30,268)
Increase (decrease) in tenant deposits	43,118	(1,220)	(833)
Net Cash Provided By Operating Activities	13,660,271	13,046,029	11,602,661
Cash Flows From Investing Activities			
Acquisition of real estate investments (including capitalized interest of $ 118,000 in 2002, $165,800 in 2001 and $394,400 in 2000)	(13,910,078)	(4,839,564)	(10,079,123)
Distributions from unconsolidated entities	673,580	694,319	694,320
Proceeds from sale of assets	-	280,000	-
Net Cash Used In Investing Activities	(13,236,498)	(3,865,245)	(9,384,803)

See accompanying notes to consolidated financial statements.

Agree Realty Corporation

Consolidated Statements of Cash Flows

Year Ended December 31,	2002	2001	2000
Cash Flows From Financing Activities			
Line-of-credit net borrowings (payments)	18,125,000	(15,400,000)	8,200,000
Dividends and limited partners' distributions paid	(9,407,759)	(9,356,153)	(9,313,647)
Payment on construction loans	(7,766,219)	(53,800)	-
Payments of mortgages payable	(2,104,010)	(1,910,433)	(1,316,801)
Mortgage proceeds	1,301,866	19,000,000	500,000
Payments of payables for capital expenditures	(401,229)	(1,040,672)	(1,112,043)
Redemption of restricted stock	(110,940)	(70,000)	(56,000)
Payments for financing costs	(43,103)	(256,679)	(254,949)
Payments of leasing costs	(23,630)	(110,258)	(101,518)
Proceeds from construction loans	-	-	1,291,931
Net Cash Used In Financing Activities	(430,024)	(9,197,995)	(2,163,027)
Net Increase (Decrease) In Cash and Cash Equivalents	(6,251)	(17,211)	54,831
Cash and Cash Equivalents, beginning of year	1,101,861	1,119,072	1,064,241
Cash and Cash Equivalents, end of year	$ 1,095,610	$ 1,101,861	$ 1,119,072
Supplemental Disclosure of Cash Flow Information			
Cash paid for interest (net of amounts capitalized)	$ 5,889,778	$ 6,486,219	$ 6,718,068
Supplemental Disclosure of Non-Cash Transactions			
Construction loan paid with mortgage	$ 3,181,670	$ -	$ -
Dividends and limited partners' distributions declared and unpaid	$ 2,356,156	$ 2,341,591	$ 2,331,379
Shares issued under Stock Incentive Plan	$ 680,033	$ 375,251	$ 471,202
Real estate investments financed with accounts payable	$ 589,760	$ 598,362	$ 1,110,673

See accompanying notes to consolidated financial statements.

1. The Company

Agree Realty Corporation (the "Company") is a self-administered, self-managed real estate investment trust, which develops, acquires, owns and operates properties, which are primarily leased to national and regional retail companies under net leases. At December 31, 2002, the Company's properties are comprised of fourteen shopping centers, twenty-nine single tenant retail facilities and one land lease property located in thirteen states. In addition, the Company owns joint venture interests ranging from 8% to 15% in four free-standing retail properties. During the year ended December 31, 2002, approximately 95% of the Company's base rental revenues were received from national and regional tenants under long-term leases, including approximately 28% from Borders, Inc., 20% from Kmart Corporation, and 17% from Walgreen Co.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of Agree Realty Corporation include the accounts of the Company, its majority-owned partnership, Agree Limited Partnership (the "Operating Partnership"), and its wholly-owned subsidiaries. The Company controlled, as the sole general partner, 86.85% and 86.77% of the Operating Partnership as of December 31, 2002 and 2001, respectively. All material intercompany accounts and transactions are eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of (1) assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and (2) revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Values of Financial Instruments

The carrying amounts of the Company's financial instruments, which consist of cash, cash equivalents, receivables, notes payable, accounts payable and long-term debt, approximate their fair values.

Valuation of Long-Lived Assets

Long-lived assets such as real estate investments are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value. No impairment loss recognition has been required through December 31, 2002.

Real Estate Investments

Real estate assets are stated at cost less accumulated depreciation. All costs related to planning, development and construction of buildings prior to the date they become operational, including interest and real estate taxes during the construction period, are capitalized for financial reporting purposes and recorded as “Property under development” until construction has been completed. As of December 31, 2002, the cost to complete the properties under development is approximately $1,330,000.

Subsequent to completion of construction, expenditures for property maintenance are charged to operations as incurred, while significant renovations are capitalized. Depreciation of the buildings is recorded on the straight-line method using an estimated useful life of forty years.

Cash and Cash Equivalents

Cash and cash equivalents include cash and money market accounts.

Accounts Receivable - Tenants

Accounts receivable from tenants reflect primarily reimbursement of specified common area expenses. The Company determines its allowance for uncollectible accounts based on historical trends, existing economic conditions, and known financial position of its tenants. Tenant accounts receivable are written-off by the Company only when receipt is remote.

Investments in Unconsolidated Entities

The Company uses the equity method of accounting for investments in non-majority owned entities where the Company has the ability to exercise significant influence over operating and financial policies.

The Company's initial investment is recorded at cost, and the carrying amount of the investment is (a) increased by the Company's share of the investees' earnings (as defined in the limited liability company agreements), and (b) reduced by distributions paid from the investees to the Company.

Unamortized Deferred Expenses

Deferred expenses are stated net of total accumulated amortization. The nature and treatment of these capitalized costs are as follows: (1) financing costs, consisting of expenditures incurred to obtain long-term financing, are being amortized using the interest method over the term of the related loan, and (2) leasing costs, which are amortized on a straight-line basis over the term of the related lease.

Other Assets

The Company records prepaid expenses, deposits and miscellaneous receivables as "other assets" in the accompanying balance sheets.

Accounts Payable - Capital Expenditures

Included in accounts payable are amounts related to the construction of buildings. Due to the nature of these expenditures, they are reflected in the statements of cash flows as a financing activity.

Minority Interest

This amount represents the limited partners' interest ("OP Units") of 13.15% and 13.23% (convertible into 673,547 shares) in the Operating Partnership as of December 31, 2002 and 2001, respectively.

Revenue Recognition

Minimum rental income attributable to leases is recorded when due from tenants. Certain leases provide for additional percentage rents based on tenants' sales volume. These percentage rents are recognized as received by the Company. In addition, leases for certain tenants contain rent escalations and/or free rent during the first several months of the lease term; however, such amounts are not material.

Operating Cost Reimbursement

Substantially all of the Company's leases contain provisions requiring tenants to pay as additional rent a proportionate share of operating expenses such as real estate taxes, repairs and maintenance, insurance, etc. The related revenue from tenant billings is recognized in the same period the expense is recorded.

Income Taxes

The Company elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), and began operating as such on April 22, 1994. As a result, the Company is not subject to federal income taxes to the extent that it distributes annually at least 90% of its taxable income to its shareholders and satisfies certain other requirements defined in the Code. Accordingly, no provision was made for federal income taxes in the accompanying consolidated financial statements.

Stock Options

The Company has elected to adopt the recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation" (SFAS 123) using the prospective method beginning January 1, 2003. SFAS 123 establishes a fair value based method of accounting for stock-based compensation plans under which employees receive shares of stock or other equity instruments of the Company or the Company incurs liabilities to employees in amounts based on the price of its stock. The Company does not believe that the adoption of the recognition provisions will have any impact on the financial position or results of operations of the Company.

Dividends

The Company declared dividends of $1.84 per share during the years ended December 31, 2002, 2001, and 2000; the dividends have been reflected for federal income tax purposes as follows:

December 31,	**2002**	2001	2000
Ordinary income	**$ 1.84**	$ 1.76	$ 1.52
Return of capital	-	.08	.32
Total	**$ 1.84**	$ 1.84	$ 1.84

The aggregate federal income tax basis of Real Estate Investments is approximately $18.3 million less than the financial statement basis.

Earnings Per Share

Earnings per share reflected in the consolidated statements of operations are presented for all periods in accordance with SFAS No. 128, "Earnings per Share". In connection therewith, any conversion of OP Units to common stock would have no effect on the earnings per share calculation since the allocation of earnings to an OP Unit is equivalent to earnings allocated to a share of common stock.

The following table sets forth the computation of basic and diluted earnings per share:

December 31,	**2002**	2001	2000
Numerator			
Net income	**$ 8,772,330**	$ 8,065,653	$ 7,097,887
Income allocated to minority interests	**1,328,233**	1,229,819	1,087,921
Numerator for Basic and Diluted Earnings Per Share - Income Available to Shareholders After Assumed Conversions	**$10,100,563**	$ 9,295,472	$ 8,185,808

December 31,	**2002**	2001	2000
Denominator			
Weighted average shares outstanding	**4,446,791**	4,416,869	4,395,806
Weighted average OP Units outstanding, Assuming conversion	**673,547**	673,547	673,547
Denominator for Basic Earnings Per Share - Adjusted Weighted Average Shares and Assumed Conversions	**5,120,338**	5,090,416	5,069,353
Employee Stock Options	**-**	-	-
Denominator for Diluted Earnings Per Share	**5,120,338**	5,090,416	5,069,353

Options to purchase shares of common stock were outstanding (see Note 9) but were not included in the computation of diluted earnings per share because the options exercise price was greater than the average market price of the common shares and, therefore, any additional shares would be anti-dilutive.

Recent Accounting Pronouncements

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS superceded Statement of Financial Accounting Standards No 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of (SFAS 121), and APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transaction. The provisions of SFAS 144 are effective in fiscal years beginning after December 15, 2001, with early adoption permitted, and in general are to be applied prospectively.

The Company adopted this standard on January 1, 2002. The adoption had no impact on its results of operations and financial position.

3. Mortgages Payable

Mortgages payable consisted of the following:

December 31,	**2002**	2001
Note payable in monthly installments of $249,750 including interest at 7.0% per annum, with the remaining balance of $28,221,503 due November 2005; collateralized by related real estate and tenants' leases	**$ 30,910,623**	$ 31,713,595
Note payable in monthly installments of $153,838 including interest at 6.90% per annum, with the final monthly payment due January 2020; collateralized by related real estate and tenants' leases	**18,447,700**	19,000,000
Note payable in monthly installments of $99,598 including interest at 6.63% per annum, with the final monthly payment due February 2017; collateralized by related real estate and tenants' leases	**10,961,509**	11,413,540
Note payable in monthly installments of $61,948 including interest at 7.0% per annum (with rate to be modified to prevailing interest rate in December 2005), collateralized by related real estate and tenants' leases, final balloon installment of approximately $2,907,000 scheduled to be due April 2013	**6,826,478**	7,082,202

Note payable in monthly installments of $25,631 including interest at 7.50% per annum, with the final monthly payment due May 2022; collateralized by related real estate and tenant lease	**3,140,687**	
Note payable in monthly installments of $12,453 including interest at 6.95% per annum, with the final monthly payment due December 2017; collateralized by related real estate and tenant lease	**1,301,866**	-
Total	**$ 71,588,863**	$ 69,209,337

Future scheduled annual maturities of mortgages payable for years ending December 31 are as follows: 2003 - $2,272,069; 2004 - $2,508,601; 2005 - $30,823,905; 2006 - $1,817,738; 2007 - $1,946,430; and $32,220,120 thereafter.

4. Construction Loans

The Company's wholly-owned subsidiaries have obtained construction financing totalling approximately $4,350,000 in 2002 and $16,100,000 in 2001, which is available to fund the development of four retail properties. Quarterly interest payments are made based on LIBOR. The notes matures on June 20, 2004 and are secured by the related land and building. The Company owed $4,002,873 and $14,896,962 for these loans at December 31, 2002 and 2001 with a weighted average interest rate of 3.70% and 2.77%, respectively.

The Company has also received funding from an unaffiliated third party for certain of its single tenant retail properties. Borrowings under this arrangement bear no interest. The advances are secured by the specific land and buildings being developed. The Company owed $1,609,440 and $1,663,240 for these advances as of December 31, 2002 and 2001, respectively.

5. Notes Payable

The Operating Partnership has in place a $50 million line-of-credit agreement, which is guaranteed by the Company. The agreement expires in August 2003 and can be extended, solely at the option of the Operating Partnership, for an additional three years. Advances under the Credit Facility bear interest within a range of one-month to six-month LIBOR plus 150 basis points to 213 basis points or the bank's prime rate, at the option of the Company, based on certain factors such as debt to property value and debt service coverage. The Credit Facility is used to fund property acquisitions and development activities and is secured by most of the Company's Properties which are not otherwise encumbered and properties to be acquired or developed. At December 31, 2002 and 2001, $36,758,232 and $18,158,232, respectively, was outstanding under this facility with a weighted average interest rate of 2.94% and 3.23%, respectively.

In addition, the Company maintains a $5,000,000 line-of-credit agreement with a bank. Monthly interest payments are required, either at the bank's prime rate less 50 basis points, or 175 basis points in excess of the one-month LIBOR rate, at the option of the Company. At December 31, 2002 and 2001, $1,325,000 and $1,800,000, respectively, was outstanding under this agreement with a weighted average interest rate of 3.75% and 3.85%, respectively.

6. Dividends and Distributions Payable

On December 9, 2002 the Company declared a dividend of $.46 per share for the quarter ended December 31, 2002. The holders of OP Units were entitled to an equal distribution per OP Unit held as of December 31, 2002. The dividends and distributions payable are recorded as liabilities in the Company's balance sheet at December 31, 2002. The dividend has been reflected as a reduction of stockholders' equity and the distribution has been reflected as a reduction of the limited partners' minority interest. These amounts were paid on January 6, 2003.

7. Minority Interest

The following summarizes the changes in minority interest since January 1, 2000:

Minority Interest at January 1, 2000	$	5,859,012
Minority interests' share of income for the year		1,087,921
Distributions for the year		(1,239,325)
Minority Interest at December 31, 2000		5,707,608
Minority interests' share of income for the year		1,229,819
Distributions for the year		(1,239,326)
Minority Interest at December 31, 2001		5,698,101
Minority interests' share of income for the year		1,328,233
Distributions for the year		(1,239,327)
Minority Interest at December 31, 2002	$	5,787,007

8. Related Party Transactions

During 2001 and 2000, the Company managed certain additional properties, which are owned by certain officers and directors of the Company, but are not included in the consolidated financial statements. Income related to these activities is reflected as "Management fees and other" in the accompanying consolidated statements of income.

9. Stock Incentive Plan

The Company has established a stock incentive plan (the "Plan") under which options were granted in April 1994. The options, which have an exercise price equal to the initial public offering price ($19.50/share), can be exercised in increments of 25% on each anniversary of the date of the grant, and expire upon employment termination. All 23,275 options outstanding were exercisable at December 31, 2002 and 2001. No options were exercised or granted during 2002, 2001 or 2000.

10. Unearned Compensation - Restricted Stock

As part of the Company's stock incentive plan, restricted common shares are granted to certain employees. On the date of the award, the Company increases unearned compensation – restricted stock on the balance sheet by the stock price multiplied by the number of shares awarded. The restricted shares vest and are charged to expense in increments of 20% per year for five years. Plan participants are entitled to receive the quarterly dividends on their respective restricted shares. The following table summarizes the restricted shares for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Restricted shares outstanding January 1	**137,334**	115,134	85,332
Restricted shares granted during the year	**37,662**	27,291	33,802
Restricted shares redeemed during the year	**(6,000)**	(5,091)	(4,000)
Restricted shares outstanding December 31	**168,996**	137,334	115,134
Compensation Expense Recorded Related to Restricted Common Shares	**$ 315,245**	$ 266,252	$ 236,126

11. Profit-Sharing Plan

The Company has a discretionary profit-sharing plan whereby it contributes to the plan such amounts as the Board of Directors of the Company determines. The participants in the plan cannot make any contributions to the plan. Contributions to the plan are allocated to the employees based on their percentage of compensation to the total compensation of all employees for the plan year. Participants in the plan become fully vested after six years of service. No contributions were made to the plan in 2002, 2001 or 2000.

12. Rental Income

The Company leases premises in its properties to tenants pursuant to lease agreements, which provide for terms ranging generally from 5 to 25 years. The majority of leases provide for additional rents based on tenants' sales volume.

As of December 31, 2002, the future minimum revenues for the next five years from rental property under the terms of all noncancellable tenant leases, assuming no new or renegotiated leases are executed for such premises, are as follows (in thousands):

2003	$ 23,984
2004	23,053
2005	22,440
2006	21,125
2007	20,652
Thereafter	173,638
Total	$ 284,892

Of these future minimum rentals, approximately 34% of the total is attributable to Borders, Inc., approximately 25% of the total is attributable to Walgreen and approximately 18% is attributable to Kmart Corporation. Borders is a major operator of book superstores in the United States, Walgreen operates in the national drugstore chain industry and Kmart's principal business is general merchandise retailing through a chain of discount department stores. The loss of any of these anchor tenants or the inability of any of them to pay rent could have an adverse effect on the Company's business.

On January 22, 2002 Kmart Corporation and 37 of its U.S. subsidiaries filed voluntary petitions for reorganization under chapter 11 of the U.S. Bankruptcy Code. In its filings in the U.S. Bankruptcy Court for the Northern District of Illinois, Kmart indicated that it will reorganize on a fast-track basis. Kmart has outlined certain strategic, operational and financial initiatives that it intends to continue or implement during the reorganization process. One of its initiatives is to evaluate the performance of every store and terms of every lease in its portfolio, with the objective of closing unprofitable or under performing stores. On March 8, 2002, Kmart announced that it would close 284 under-performing stores as part of its initial Chapter 11 financial objectives review. On January 24, 2003, Kmart announced that it intends to close an additional 326 stores and emerge from bankruptcy by April 30, 2003.

The Company has entered into sixteen (16) leases with Kmart Corporation. Thirteen (13) of the Kmart stores are anchors in the Company's Community Shopping Centers and three (3) Kmart stores are free-standing properties. The Kmart stores are located in five states as follows: Michigan (9), Wisconsin (3), Florida (2), Ohio (1) and Kentucky (1). At December 31, 2002, all sixteen (16) of the Kmart stores were open and operating as Kmart discount stores; however, the Company has been notified by Kmart Corporation that it intends to terminate one of the Company's leases and vacate the store located in Lakeland, Florida during the first quarter of 2003. Annual rental from Kmart of approximately $480,000 and Kmart's contribution for real estate taxes, insurance and common area maintenance of approximately $110,000 will cease on the actual date Kmart vacates the premises. In addition, the Company has agreed to rent reductions totaling $300,000 per year on two Kmart leases. The rent reductions are for a five (5) year period. The stores receiving the rent concessions are located in Ohio and Florida. There can be no assurance that Kmart won't announce additional store closings in the future, which may include some of the Company's stores.

13. Lease Commitments

The Company has entered into certain land lease agreements for four of its properties. As of December 31, 2002, future annual lease commitments under these agreements are as follows:

Year Ended December 31,	
2003	$ 725,443
2004	725,443
2005	764,768
2006	768,343
2007	774,619
Thereafter	12,039,311
Total	$ 15,797,927

14. Subsequent Event

During February 2003, the Company purchased the interest of its joint venture partner in a single tenant property located in Ann Arbor, Michigan. The cost of the acquisition was approximately $7,700,000 and was financed with a twenty year mortgage at a rate of 6.50%.

15. Interim Results (Unaudited)

The following summary represents the unaudited results of operations of the Company, expressed in thousands except per share amounts, for the periods from January 1, 2001 through December 31, 2002:

	Three Months Ended			
2002	*March 31,*	*June 30,*	*September 30,*	*December 31,*
Revenues	$ 6,169	$ 6,199	$ 6,328	$ 7,128
Income before minority interest	$ 2,237	$ 2,442	$ 2,460	$ 2,962
Minority interest	295	321	323	390
Net Income	$ 1,942	$ 2,121	$ 2,137	$ 2,572
Earnings Per Share	$ .44	$ .48	$ .48	$ .57

	Three Months Ended			
2001	*March 31,*	*June 30,*	*September 30,*	*December 31,*
Revenues	$ 6,182	$ 6,119	$ 6,097	$ 6,281
Income before minority interest	$ 2,118	$ 2,321	$ 2,458	$ 2,398
Minority interest	280	307	325	318
Net Income	$ 1,838	$ 2,014	$ 2,133	$ 2,080
Earnings Per Share	$ .42	$ .46	$ .48	$ .47

Agree Realty Corporation

Schedule III - Real Estate and Accumulated Depreciation
December 31, 2002

Column A	Column B	Column C		Column D	Column E			Column F	Column G	Column H
		Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is Computed
Description	Encumbrance	Land	Buildings and Improvements		Land	Buildings and Improvements	Total	Accumulated Depreciation	Date of Construction	
Completed Retail Facilities										
Borman Center, MI	$ 1,011,976	$ 550,000	$ 562,404	$ 1,087,596	$ 550,000	$ 1,650,000	$ **2,200,000**	$ 1,123,031	1977	40 Years
Capital Plaza, KY	1,279,736	7,379	2,240,607	534,115	7,379	2,774,722	**2,782,101**	1,480,933	1978	40 Years
Charlevoix Common, MI	3,662,909	305,000	5,152,992	106,718	305,000	5,259,710	**5,564,710**	1,583,803	1991	40 Years
Chippewa Commons, WI	4,695,324	1,197,150	6,367,560	224,769	1,197,150	6,592,329	**7,789,479**	2,040,248	1990	40 Years
Grayling Plaza, MI	910,161	200,000	1,778,657	-	200,000	1,778,657	**1,978,657**	844,215	1984	40 Years
Iron Mountain Plaza, MI	3,764,881	677,820	7,014,996	491,900	677,820	7,506,896	**8,184,716**	2,100,330	1991	40 Years
Ironwood Commons, MI	3,956,118	167,500	8,181,306	251,653	167,500	8,432,959	**8,600,459**	2,419,906	1991	40 Years
Marshall Plaza Two, MI	3,134,337	-	4,662,230	115,294	-	4,777,524	**4,777,524**	1,386,320	1990	40 Years
North Lakeland Plaza, FL	6,826,478	1,641,879	6,364,379	824,023	1,641,879	7,188,402	**8,830,281**	2,690,842	1987	40 Years
Oscoda Plaza, MI	945,806	183,295	1,872,854	-	183,295	1,872,854	**2,056,149**	883,420	1984	40 Years
Perrysburg Plaza, OH	-	21,835	2,291,651	354,704	345,538	2,322,651	**2,668,189**	1,106,926	1983	40 Years
Petoskey Town Center, MI	5,131,163	875,000	8,895,289	209,653	875,000	9,104,942	**9,979,942**	2,672,180	1990	40 Years
Plymouth Commons, WI	4,426,401	535,460	5,667,504	279,073	535,460	5,946,577	**6,482,037**	1,782,400	1990	40 Years
Rapids Associates, MI	4,710,779	705,000	6,854,790	27,767	705,000	6,882,557	**7,587,557**	2,099,520	1990	40 Years
Shawano Plaza, WI	5,149,710	190,000	9,133,934	101,471	190,000	9,235,405	**9,425,405**	2,894,665	1990	40 Years
West Frankfort Plaza, IL	430,245	8,002	784,077	143,258	8,002	927,335	**935,337**	418,750	1982	40 Years
Winter Garden Plaza, FL	-	1,631,448	8,459,024	357,512	1,631,448	8,816,536	**10,447,984**	2,965,144	1988	40 Years
Omaha Store, NE	1,730,197	1,705,619	2,053,615	2,152	1,705,619	2,055,767	**3,761,386**	366,176	1995	40 Years
Wichita Store, KS	1,267,043	1,039,195	1,690,644	24,666	1,039,195	1,715,310	**2,754,505**	305,464	1995	40 Years
Santa Barbara Store, CA	2,575,309	2,355,423	3,240,557	2,650	2,355,423	3,243,207	**5,598,630**	577,687	1995	40 Years
Monroeville, PA	3,947,573	6,332,158	2,249,724	-	6,332,158	2,249,724	**8,581,882**	344,236	1996	40 Years
Norman, OK	1,152,762	879,562	1,626,501	-	879,562	1,626,501	**2,506,063**	253,949	1996	40 Years
Columbus, OH	1,454,850	826,000	2,336,791	-	826,000	2,336,791	**3,162,791**	404,067	1996	40 Years
Aventura, FL	1,459,601	-	3,173,121	-	-	3,173,121	**3,173,121**	532,159	1996	40 Years
Boyton Beach, FL	2,367,594	3,103,942	2,043,122	-	3,103,942	2,043,122	**5,147,064**	310,537	1996	40 Years
Lawrence, KS	3,140,687	-	3,000,000	155,407	-	3,155,407	**3,155,407**	407,901	1997	40 Years
Waterford, MI	2,639,531	971,009	1,562,869	135,390	971,009	1,698,259	**2,669,268**	211,250	1997	40 Years
Chesterfield Township, MI	2,898,223	1,350,590	1,757,830	(46,164)	1,350,590	1,711,666	**3,062,256**	193,141	1998	40 Years

Agree Realty Corporation

Schedule III - Real Estate and Accumulated Depreciation
December 31, 2002

Column A	Column B	Column C		Column D	Column E			Column F	Column G	Column H
		Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period					Life on Which Depreciation in Latest Income Statement is Computed
Description	Encumbrance	Land	Buildings and Improvements		Land	Buildings and Improvements	Total	Accumulated Depreciation	Date of Construction	
Grand Blanc, MI	2,768,877	1,104,285	1,998,919	13,968	1,104,285	2,012,887	**3,117,172**	201,635	1998	40 Years
Pontiac, MI	2,654,877	1,144,190	1,808,955	(113,506)	1,144,190	1,695,449	**2,839,639**	181,850	1998	40 Years
Mt. Pleasant Shopping Center, MI	-	907,600	8,081,968	200,662	907,600	8,282,630	**9,190,230**	1,191,788	1973	40 Years
Tulsa, OK	4,002,873	1,100,000	2,394,512	-	1,100,000	2,394,512	**3,494,512**	268,639	1998	40 Years
Columbia, MD	1,805,825	1,545,509	2,093,700	286,589	1,545,509	2,380,289	**3,925,798**	195,826	1999	40 Years
Rochester, MI	3,696,919	2,438,740	2,188,050	1,949	2,438,740	2,189,999	**4,628,739**	191,601	1999	40 Years
Ypsilanti, MI	3,339,034	2,050,000	2,222,097	29,624	2,050,000	2,251,721	**4,301,721**	168,923	1999	40 Years
Germantown, MD	1,717,549	1,400,000	2,288,890	45,000	1,400,000	2,333,890	**3,733,890**	172,124	2000	40 Years
Petoskey, MI	2,322,565	-	2,332,473	(16,325)	-	2,316,148	**2,316,148**	156,729	2000	40 Years
Flint, MI	3,503,218	2,026,625	1,879,700	(1,201)	2,026,625	1,878,499	**3,905,124**	93,926	2000	40 Years
Flint, MI	3,014,354	1,477,680	2,241,293	-	1,477,680	2,241,293	**3,718,973**	105,060	2001	40 Years
New Baltimore, MI	2,571,609	1,250,000	2,285,781	(15,683)	1,250,000	2,270,098	**3,520,098**	78,181	2001	40 Years
Flint, MI	1,622,815	1,729,851	1,798,091	-	1,729,851	1,798,091	**3,527,942**	31,847	2002	40 Years
Oklahoma City, OK	1,914,656	1,914,859	2,057,034	-	1,914,859	2,057,034	**3,971,893**	7,203	2002	40 Years
Omaha, NE	1,824,884	1,530,000	2,237,702	-	1,530,000	2,237,702	**3,767,702**	7,811	2002	40 Years
Indianapolis, IN	1,301,866	180,000	1,117,616	-	180,000	1,117,616	**1,297,616**	3,958	2002	40 Years
Sub Total	112,731,315	49,259,605	150,045,809	5,814,684	49,583,308	155,536,789	**205,120,097**	37,456,301		
Retail Facilities Under Development										
Waterford, MI	536,614	800,081	366,498	-	800,081	366,498	**1,166,579**	-	N/A	N/A
Big Rapids, MI	1,171,989	1,201,675	1,346,187	-	1,201,675	1,346,187	**2,547,862**	-	N/A	N/A
Flint, MI	844,490	1,512,400	323,487	-	1,512,400	323,487	**1,835,887**	-	N/A	N/A
Other	-	80,000	235,241	-	80,000	235,241	**315,241**	-	N/A	N/A
	2,553,093	3,594,156	2,271,413	-	3,594,156	2,271,413	**5,865,569**	-		
Total	$ 115,284,408	$ 52,853,761	$ 152,317,222	$ 5,814,684	$ 53,177,464	$ 157,808,202	**$ 210,985,666**	$ 37,456,301		

(PAGE INTENTIONALLY LEFT BLANK)

Agree Realty Corporation

Notes to Schedule III
December 31, 2002

1) **Reconciliation of Real Estate Properties**

The following table reconciles the Real Estate Properties from January 1, 2000 to December 31, 2002:

	2002	2001	2000
Balance at January 1	**$ 196,485,828**	$ 191,047,902	$ 179,858,106
Construction and acquisition costs	**14,499,838**	5,437,926	11,189,796
Balance at December 31	**$ 210,985,666**	$ 196,485,828	$ 191,047,902

2) **Reconciliation of Accumulated Depreciation**

The following table reconciles the accumulated depreciation from January 1, 2000 to December 31, 2002:

	2002	2001	2000
Balance at January 1	**$ 33,634,461**	$ 29,907,682	$ 26,342,296
Current year depreciation expense	**3,821,840**	3,726,779	3,565,386
Balance at December 31	**$ 37,456,301**	$ 33,634,461	$ 29,907,682

3) **Tax Basis of Buildings and Improvements**

The aggregate cost of Building and Improvements for federal income tax purposes is approximately $1,249,000 less than the cost basis used for financial statement purposes.

Agree Realty Corporation Company Profile

Agree Realty Corporation is a self-administered and self-managed real estate investment trust (REIT). The Company develops, acquires, owns and operates properties, which are primarily leased to major national and regional retail tenants under net leases.

Since its initial public offering in April 1994, Agree Realty Corporation has increased its portfolio from 17 properties to its current 48 properties, located in 13 states comprising approximately 3.7 million square feet. The Company's common stock is traded on the New York Stock Exchange under the symbol ADC.

Financial Data

(Dollars in Millions)

Total Revenues



30
25
20
15
10
5
0
1998
1999
2000
2001
2002

Funds From Operations



16
14
12
10
8
6
4
2
0
1998
1999
2000
2001
2002

Real Estate Assets



225
200
175
150
125
100
75
50
1998
1999
2000
2001
2002

Corporate Information

Corporate Officers and Directors

Richard Agree
Chairman of the Board
of Directors
President and Chief
Executive Officer

Kenneth R. Howe
Vice President,
Finance and Secretary

Bruce J. Shaefer
Vice President, Leasing

David J. Prueter
Vice President

Nicholas S. Coburn
Vice President

Michael Rotchford
Director
Senior Managing Director,
Cushman & Wakefield, Inc.

Gene Silverman
Director

Farris G. Kalil
Director

Ellis Wachs
Director

Corporate Office

Agree Realty Corporation
31850 Northwestern Highway
Farmington Hills, MI 48334
Telephone (248) 737-4190
FAX (248) 737-9110
www.agreerealty.com

Stockholder Information

Annual Meeting

The annual meeting of the shareholders will be held at 11:00 a.m., Monday May 5, 2003 at the Courtyard by Marriott in Farmington Hills, Michigan.

Auditors

BDO Seldman, LLP
755 West Big Beaver, Suite 1900
Troy, MI 48084

Counsel

Locke Liddeu & Sapp LLP
220 Ross Avenue, Suite 2200
Dallas, TX 75201-6776

Registrar & Transfer Agent

EquiServe
P.O. Box 43010
Providence, RI 02940-3010
Telephone (781) 575-3400
www.equiserve.com

Common Stock Listing

New York Stock Exchange
Symbol: ADC


ADC
Listed
NYSE

Member


NAREIT
NAREIT

The National Association of Real Estate Investment Trusts, Inc.



International Council of Shopping Centers



Agree Realty Corporation

31850 Northwestern Hwy., Farmington Hills, MI 48334
(248) 737-4190 | www.agreerealty.com

1304-AR-2003